Prospectus Supplement
(To Prospectus dated March 19, 1998)

Filed pursuant to Rule 424(b)(5)
Registration Nos. 333-10661
and 333-122461.

7,200,000 Shares

Valeant Pharmaceuticals International
Common Stock

         Our common stock is listed on the New York Stock Exchange under the symbol “VRX.” On February 3, 2005, the last reported sale price for our common stock as reported on the New York Stock Exchange was $24.51 per share.

      We intend to use the proceeds from this offering and current available cash to pay for our acquisition of Xcel Pharmaceuticals, Inc., or Xcel, and related fees and expenses. The Xcel acquisition is subject to customary closing conditions, and we cannot assure you that the Xcel acquisition will be consummated. If the Xcel acquisition is not consummated, we expect to use the proceeds from this offering for general corporate purposes, including potential acquisitions. We refer you to “Summary — Recent Developments” in this prospectus supplement.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement.

	Per Share	Total
Public offering price	$24.00	$172,800,000
Underwriting discounts and commissions	$1.08	$7,776,000
Proceeds, before expenses, to us	$22.92	$165,024,000

      The underwriter has the option to purchase up to an additional 1,080,000 shares from us at the public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement solely to cover any over allotments.

We expect to deliver the shares on or about February 9, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

The date of this prospectus supplement is February 3, 2005

SUMMARY

      This summary highlights selected information incorporated by reference or appearing elsewhere in this prospectus supplement. It does not contain all the information that is important to understanding this offering or our common stock. You should read carefully the entire prospectus supplement and the documents incorporated by reference, including our consolidated financial statements and their related notes and the financial statements of Xcel and their related notes. Unless the context otherwise requires, “we,” “our” or “us” refer to Valeant Pharmaceuticals International and its subsidiaries. “Xcel” refers to Xcel Pharmaceuticals, Inc.

      This document is in two parts. The first part is the prospectus supplement, which describes the terms of the offering of common stock. The second part is the accompanying prospectus, which gives more general information. The information in the prospectus was prepared as of March 19, 1998 and has been substantially superseded by the information contained in this prospectus supplement and in documents incorporated by reference into this prospectus supplement. See “Where You Can Find More Information.”

Overview

      We are a global research-based specialty pharmaceutical company that discovers, develops, manufactures and markets a broad range of pharmaceutical products. We are strategically focused on the three therapeutic areas of neurology, infectious diseases and dermatology. Our greatest resources and attention are targeted toward nine global brands in these therapeutic categories that we believe will drive our growth in 10 major markets around the world.

      Our two primary value drivers are: a specialty pharmaceutical business with a global platform, and a research and development infrastructure with strong discovery, clinical development and regulatory capabilities. We believe that our global reach and fully integrated research and development capability make us unique among specialty pharmaceutical companies, and provide us with the ability to take compounds from discovery through the clinical stage and commercialize them in major markets around the world. In addition, we receive royalties from the sale of ribavirin by Schering-Plough and Roche, although such royalties represent a much smaller contribution to our revenues than they have in the past.

Specialty Pharmaceuticals

      Specialty pharmaceutical product sales were $431.1 million and $518.5 million for the nine months ended September 30, 2004 and year ended December 31, 2003, respectively, and accounted for 87% and 76% of our total revenues from continuing operations for the same periods. Sales of our specialty pharmaceuticals segment increased 16% in the nine months ended September 30, 2004 over the comparable period in 2003.

      Our specialty pharmaceutical business focuses its efforts on nine global brands in our three therapeutic areas. Seven of these global brands are currently being marketed. These seven global brands accounted for 24% and 21% of our specialty pharmaceutical revenues for the nine months ended September 30, 2004 and year ended December 31, 2003, respectively. Sales of these global brands increased 32% in the nine months ended September 30, 2004 over the comparable period in 2003. We expect our future growth to be driven primarily by growth of our existing products, the commercialization of new products and business development.

Research and Development

      We seek to discover, develop and commercialize innovative products for the treatment of significant unmet medical needs, principally in the areas of infectious diseases and cancer. Our research and development activities are based upon accumulated expertise developed through over 30 years of research focused on the internal generation of novel molecules. These efforts led to the discovery and development of ribavirin, an antiviral drug that Schering-Plough and Roche market under separate licenses from us, and which is the source of our royalty income.

      We are also developing a pipeline of product candidates, including two clinical stage programs, Viramidine and pradefovir (formerly called remofovir), which target large market opportunities. Viramidine is a pro-drug of ribavirin, for the treatment of chronic hepatitis C in treatment-naïve patients in conjunction with a pegylated interferon. Clinical trial results to date have shown that Viramidine demonstrates comparable efficacy to ribavirin with a significantly reduced incidence of anemia. We are currently conducting two Phase 3 pivotal trials (called VISER 1 and VISER 2) on Viramidine. We are developing pradefovir as an oral once-a-day monotherapy for patients with chronic hepatitis B infection and we have recently completed enrollment in a 48-week dose-ranging Phase 2 study in Asia and the United States. If the Xcel acquisition is consummated, another product candidate, retigabine, would be added to our pipeline. See “— Recent Developments — Acquisition of Xcel” for further information.

Ribavirin Royalties

      Ribavirin royalty revenues accounted for 13% and 24% of our total revenues from continuing operations for the nine months ended September 30, 2004 and year ended December 31, 2003, respectively. The decreasing contribution of royalties to our revenues had been expected with the entrance of generic ribavirin in the United States.

Company Repositioning

      We have undergone significant changes in our leadership, strategic direction and operations since 2002. In an effort to drive change, our stockholders elected new directors at our annual meetings in 2001 and 2002, resulting in a new board composition and the appointment of a new senior management team. A three-part plan was initiated to restructure our company, transform the business and grow through innovation. We have made significant progress in the execution of this plan, including completion of our restructuring phase that entailed a divestiture program, the restructuring of the management team, the implementation of strong governance protocols and the strengthening of our research and development capability. On November 12, 2003, we changed our name from ICN Pharmaceuticals, Inc. to Valeant Pharmaceuticals International.

Company Strategy

Key elements of our strategy include the following:

Targeted Growth of Existing Products — We focus our business on 10 key geographic regions, across three core therapeutic areas and nine global brands. We believe that our core therapeutic areas of neurology, infectious diseases and dermatology are positioned for further growth and that it is possible for a mid-sized company to attain a leadership position within these categories. Furthermore, we believe that our global brands have the potential for further worldwide penetration and above industry average growth rates. In addition, we intend to continue to market and sell, and selectively pursue life cycle management strategies for, our regional and local brands.

Efficient Manufacturing and Supply Chain Organization — Under our global manufacturing strategy announced in October 2003, we plan to reduce the number of manufacturing facilities from 15 to five by 2006, in order to increase capacity utilization and improve efficiencies. We have also undertaken a major process improvement initiative, affecting all phases of our operations, from raw material and supply logistics, to manufacturing, warehousing and distribution.

Development of New Products via Internal Research and Development Activities — We seek to discover, develop and commercialize innovative products for the treatment of significant unmet medical needs, principally in the areas of infectious diseases and cancer. We intend to combine our scientific expertise with advanced drug screening techniques in order to discover and develop new product candidates.

Product Acquisitions — We plan to selectively license or acquire product candidates, technologies and businesses from third parties which complement our existing business and provide for effective life cycle management of key products. We believe that our drug development expertise may allow us to recognize licensing opportunities and to capitalize on research initially conducted and funded by others. During 2004, we acquired the rights to three products indicated for the treatment of Parkinson’s disease.

Recent Developments

Clinical Advancement of Viramidine

      On January 20, 2005, we announced that we had completed enrollment in VISER 2, as well as an initial analysis of the sustained viral response (“SVR”) information for our Viramidine Phase 2 proof-of-concept study compared to ribavirin. The results validate the study design by continuing to show that Viramidine demonstrates statistical comparable efficacy to ribavirin in SVR and a significantly reduced incidence of anemia.

      The Viramidine Phase 2 study, conducted entirely in the United States, consisted of 180 treatment-naïve subjects with chronic hepatitis C. The study was an open-label, randomized, active control trial, with patients stratified by genotype. The study consisted of four comparable treatment groups: Viramidine 400 mg BID (800 mg daily), Viramidine 600 mg BID (1200 mg daily), Viramidine 800 mg BID (1600 mg daily) and ribavirin 1000/1200 mg daily all in combination with peginterferon alfa-2a. Treatment duration was based on genotype, with genotypes two and three receiving 24 weeks of treatment and genotype one receiving 48 weeks of treatment, with a post-treatment follow-up period of 24 weeks. The 24-week follow-up period is considered the medically therapeutic standard evaluation of efficacy.

      The final analyses of all Phase 2 data will be presented at the European Association for the Study of the Liver Conference in April 2005. The Phase 2 trial has met its design objective by confirming the selection of the 600 mg BID dose used in the two pivotal Phase 3 trials.

Acquisition of Xcel

      On February 1, 2005, we entered into a definitive agreement to acquire Xcel, a specialty pharmaceutical company focused on the treatment of disorders of the central nervous system. Xcel’s portfolio consists of four products that are sold within the United States, and a late-stage clinical product candidate being developed for commercialization in all major markets. Under the terms of the agreement, we will either pay a combination of $230 million in cash and $50 million in shares of our common stock or, if we successfully consummate this offering, $280 million in cash. Approximately $44 million of the cash consideration will be used to pay down Xcel’s outstanding debt. The purchase price is subject to certain adjustments as set forth in the agreement. Consummation of the acquisition is subject to customary closing conditions.

      Xcel’s marketed products include Diastat® and Mysoline®, which are used to treat epilepsy, and Migranal® and D.H.E. 45®, which are used to treat migraines. Xcel has a 96 person U.S. sales organization that promotes Xcel’s commercial products primarily to epilepsy and migraine specialists. Xcel’s revenues were $45.9 million and $75.9 million for the nine months ended September 30, 2004 and year ended December 31, 2003, respectively.

      Xcel is also developing retigabine as an adjunctive treatment for partial-onset seizures in patients with epilepsy. Retigabine, which is scheduled to commence Phase 3 clinical trials in 2005, is believed to have a unique, dual-acting mechanism and has undergone several Phase 2 clinical trials in over 600 patients. Xcel acquired worldwide rights to retigabine in January of 2004.

      We expect that upon the consummation of the acquisition, Xcel’s commercial product portfolio will add to our existing neurology products in the United States. Xcel’s products, product candidate and sales organization have synergies with our existing neurology products and are complementary to our recent product acquisitions of Tasmar®, Permax® and Zelapar®. Additionally, the acquisition adds retigabine to our pipeline of product candidates.

New Accounting Pronouncements

      In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. We are required to adopt SFAS 123R in the third quarter of fiscal 2005, beginning July 1, 2005. We are evaluating the requirements of SFAS 123R and expect that the adoption of SFAS 123R will have an impact on our consolidated results of operations and earnings per share. If we retain our current method of valuing and expensing options as previously reported in our pro forma disclosures required by SFAS 123, we estimate that pre-tax compensation expense for fiscal 2005 will increase by approximately $5 million.

      Our principal executive offices are located at 3300 Hyland Avenue, Costa Mesa, California and our telephone number is (714) 545-0100. Our website is www.valeant.com. The information contained on our website is not incorporated by reference into this prospectus supplement.

The Offering

Common stock offered by us in this offering	7,200,000 shares

Common stock outstanding after the offering	91,426,147 shares

Use of proceeds	We intend to use the proceeds from this offering and current available cash to pay for the Xcel acquisition and related fees and expenses. The Xcel acquisition is subject to customary closing conditions, and we cannot assure you that the Xcel acquisition will be consummated. If the Xcel acquisition is not consummated, we expect to use the proceeds from this offering for general corporate purposes, including potential acquisitions.

Risk factors	See “Risk Factors” beginning on page S-8 of this prospectus supplement for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

New York Stock Exchange Symbol	“VRX”

      The number of shares of our common stock outstanding after the offering is based on the number of shares outstanding as of January 28, 2005, and excludes 1,080,000 shares of common stock that the underwriter has an option to purchase from us within 30 days of this prospectus supplement solely to cover over allotments.

Summary Financial Data

      The summary table below sets forth our selected financial and other data on a consolidated basis for each of the years in the three-year period ended December 31, 2003 and for the nine months ended September 30, 2003 and 2004. The selected historical and other financial data for each of the years in the three-year period ended December 31, 2003 were derived from our audited consolidated financial statements. The selected historical and other data for the nine months ended September 30, 2003 and 2004 were derived from our unaudited financial statements which, in the opinion of management, include the adjustments (consisting of normal recurring accruals) necessary for a fair presentation of our results of operations and financial position for such periods. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004 or any other period.

      The information contained in the table below should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements, including the notes thereto, included in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q incorporated by reference herein, and Xcel’s historical financial statements, including the notes thereto, included in our Current Report on Form 8-K filed February 2, 2005, which is incorporated by reference herein.

      The summary unaudited pro forma financial data below are presented to illustrate the effects of this offering and the Xcel acquisition on the historical financial position and operating results of Valeant and Xcel as of September 30, 2004 and for the year ended December 31, 2003 and nine months ended September 30, 2004. The pro forma data are based on the historical financial statements of Valeant and Xcel after giving effect to this offering and the acquisition as a purchase of Xcel by Valeant using the purchase method of accounting and assumptions and adjustments described in the accompanying notes to the unaudited pro forma financial data.

      You should read the summary unaudited pro forma financial data set forth in the table below in conjunction with “Summary Consolidated Financial Data of Valeant Pharmaceuticals International” and the respective notes thereto, “Summary Financial Data of Xcel Pharmaceuticals, Inc.” and the respective notes thereto, and the “Unaudited Pro Forma Financial Information” and the related notes thereto, all of which are included elsewhere in this prospectus supplement. In addition, future results may vary significantly from the results reflected in such statement due to certain factors beyond our control. See “Risk Factors.”

Summary Financial Data

($ in thousands, except per share data)

	Nine Months Ended			Fiscal Year

			September 30,
	September 30, 2004		2003	2003		2002	2001

	Pro Forma	Historical	Historical	Pro Forma	Historical	Historical	Historical

Statement of Operations Data
Revenues:
Product sales	$476,986	$431,058	$372,956	$594,395	$518,471	$466,809	$483,834
Royalties	63,444	63,444	136,755	167,482	167,482	270,265	136,989

Total revenue	540,430	494,502	509,711	761,877	685,953	737,074	620,823

Cost of product sales (excluding amortization)	149,887	141,914	130,197	196,711	184,669	157,013	149,554
Selling expenses	163,963	146,363	119,847	188,351	166,707	164,103	137,938
General & administrative expenses	77,444	73,686	84,760	116,444	111,532	366,530	81,065
Research & development costs	68,832	64,429	29,701	47,553	45,286	49,531	28,706
Product acquisition charge	7,377	—	—	1,804	—	—	—
Product impairment charge	—	—	—	9,300	—	—	—
Amortization expense	51,347	41,514	25,805	51,687	38,577	30,661	28,733
Restructuring charges	20,116	20,116	—	—	—	—	—
Costs of abandoned initial public offering	723	—	—	—	—	—	—
Acquired in-process research and development	11,770	11,770	117,609	117,609	117,609	—	—

Income (loss) from operations	(11,029)	(5,290)	1,792	32,418	21,573	(30,764)	194,827
Other income (loss), net including translation and exchange	(2,193)	(2,193)	496	4,820	4,727	8,707	3,084
Gain on sale of subsidiary stock	—	—	—	—	—	261,937	—
Gain (loss) on early extinguishment of debt	(19,892)	(19,892)	—	24,634	(12,803)	(25,730)	(32,916)
Interest income	7,143	8,539	3,066	7,111	8,888	5,644	9,473
Interest expense	(39,360)	(39,360)	(23,892)	(36,145)	(36,145)	(42,856)	(55,665)

Income (loss) from continuing operations before income taxes and minority interest	(65,331)	(58,196)	(18,538)	32,838	(13,760)	176,938	118,803
Provision (benefit) for income taxes	(14,477)	(11,831)	37,647	57,557	39,463	74,963	42,078
Minority interest	8	8	11,667	11,763	11,763	17,730	174

Income (loss) from continuing operations	$(50,862)	(46,373)	(67,852)	$(36,482)	(64,986)	84,245	76,551

Income (loss) from discontinued operations		(24,392)	13,992		9,346	(197,288)	(12,417)
Cumulative effect of change in accounting principle		—	—		—	(21,791)	—

Net income (loss)		$(70,765)	$(53,860)		$(55,640)	$(134,834)	$64,134

Earnings Per Share Data
Basic earnings per share:
Income (loss) from continuing operations	$(0.56)	$(0.55)	$(0.81)	$(0.40)	$(0.78)	$1.01	$0.94

Discontinued operations		(0.29)	0.17		0.11	(2.37)	(0.15)
Cumulative effect of change in accounting principle		—	—		—	(0.26)	—

Basic net income (loss) per share		$(0.84)	$(0.64)		$(0.67)	$(1.62)	$0.79

Diluted earnings per share:
Income (loss) from continuing operations	$(0.56)	$(0.55)	$(0.81)	$(0.40)	$(0.78)	$1.00	$0.92

Discontinued operations		(0.29)	0.17		0.11	(2.35)	(0.15)
Cumulative effect of change in accounting principle		—	—		—	(0.26)	—

Diluted net income (loss) per share		$(0.84)	$(0.64)		$(0.67)	$(1.61)	$0.77

Shares used in per share computation:
Basic	90,995	83,795	83,759	90,802	83,602	83,279	81,124

Diluted	90,995	83,795	83,759	90,802	83,602	83,988	83,166

Other Data
Depreciation and amortization	$73,721	$62,521	$44,261	$79,046	$64,807	$53,919	$50,880
Gross profit margin — product sales	69%	67%	65%	67%	64%	66%	69%
Selling expenses as a percent of product sales	34%	34%	32%	32%	32%	35%	29%
General and administrative expenses as a percent of sales	16%	17%	23%	20%	22%	79%	17%
Balance Sheet Data (at period end)
Cash and cash equivalents	$260,499	$373,062			$866,431	$245,184	$317,011
Working capital	453,483	568,902			980,401	397,070	509,601
Net assets (liabilities) of discontinued operations	(5,740)	(5,740)			8,263	153,762	267,482
Total assets	1,657,773	1,595,291			1,976,937	1,488,549	1,754,365
Total debt	793,466	793,466			1,121,145	485,471	739,377
Stockholders’ equity	571,537	527,513			605,361	703,690	810,717

RISK FACTORS

      Investing in our shares of common stock involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in, or incorporated by reference herein or in the accompanying prospectus, in determining whether or not to purchase our common stock.

Risks Relating to the Xcel Acquisition

We may not be able to effectively integrate Xcel into our operations.

      Our ability to realize the value of Xcel will depend, in part, on our ability to effectively integrate Xcel into our operations. We may not be able to successfully do so without substantial costs, delays or other difficulties. We may face significant challenges in consolidating functions and integrating procedures, personnel, product lines and operations in a timely and efficient manner.

      The integration process will be complex and time-consuming, will be distracting to management and disruptive to our businesses, and may cause an interruption of, or a loss of momentum in, our businesses as a result of a number of obstacles, such as:

•	the loss of key employees of Xcel;

•	the need to retrain skilled sales personnel and integrate personnel with disparate business backgrounds and combining different corporate cultures;

•	the difficulty of integrating newly acquired commercial products or product candidates; and

•	the resulting diversion of management’s attention from our day-to-day business and the need to dedicate additional management personnel to address integration obstacles.

      If we are not successful in integrating Xcel into our operations, if the integration takes longer than anticipated, if Xcel does not perform as we anticipate or if the integrated product offerings fail to achieve market acceptance, our operations, margins, sales and reputation could be adversely affected. We may encounter similar problems with any future acquisitions.

We may not be able to realize the anticipated cost saving, synergies or revenue enhancements from combining our company with Xcel, and we will incur significant costs in attempting to achieve these savings.

      Even if we are able to integrate successfully the operations of our company and Xcel, we may not be able to realize the cost savings, synergies or revenue enhancements that we anticipate from the integration, either in the amount or the time frame that we currently expect. Our ability to realize anticipated cost savings, synergies or revenue enhancements will require us to incur significant costs and may be affected by a number of factors, including the following:

•	anticipated revenue enhancements from Xcel may not be realized due to generic competition, including Kali Laboratories, Inc.’s proposed generic for Diastat;

•	our ability to effectively eliminate duplicative backoffice overhead and overlapping sales personnel, rationalize research and development and manufacturing capacity and shift production to more economical facilities;

•	increases in other expenses, operating losses or problems unrelated to the Xcel acquisition, which may offset the cost savings and other synergies from the acquisition;

•	our ability to avoid employee disruption in connection with the integration of Xcel; and

•	acquiring liabilities or adverse operating issues that we failed to discover prior to the acquisition that could result in unforeseen costs or liabilities.

Risks Relating to Xcel

One of Xcel’s main products, Diastat®, may face generic competition.

      In March 2004, Kali Laboratories, Inc. submitted an abbreviated new drug application (“ANDA”) with the U.S. Food and Drug Administration (the “FDA”), seeking approval of a generic version of Diastat (diazepam rectal gel). As part of its ANDA, Kali asserted that Xcel’s patent for Diastat, which expires in 2013, is invalid and/or would not be infringed by Kali’s manufacture and sale of its generic product. This certification, known as a “paragraph IV” certification, is required under the Drug Price Competition and Patent Restoration Act of 1984 (the “Hatch-Waxman Act”). As revised by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Medicare Act”), the Hatch-Waxman Act provides the legal pathway for FDA approval of ANDAs. Once a paragraph IV certification is made, the innovator has the option of filing a patent infringement suit against the ANDA application within 45 days of receiving notice of the certification. If such a suit is commenced within the 45-day period, the Hatch-Waxman Act provides a 30-month stay on the approval of the competitor’s application. Because Xcel timely filed a complaint against Kali in the United States District Court for the District of New Jersey, there is currently in place a 30-month stay of the FDA’s authority to approve Kali’s ANDA. Should Xcel prevail in its litigation, Kali’s ANDA may not be made effective until the expiration of the Diastat patent. Should Kali prevail, however, the FDA may approve Kali’s ANDA immediately (including before expiration of the 30-month stay), substantially reducing revenues from the sale of Diastat. Even if Xcel prevails in the litigation, Xcel may face competition if other drug companies can develop generic products using methods and technologies that are beyond the scope of Xcel’s patent. If competing products are developed and marketed, Xcel will likely experience reduced sales of Diastat. Given that Xcel relies on sales of Diastat for a substantial portion of its revenues, any decline in Diastat sales or downward price pressure on Diastat as a result of competing drugs could harm our ability to realize revenue enhancements from our acquisition of Xcel.

Retigabine, Xcel’s product candidate, which represents a substantial portion of the value of Xcel, may not obtain necessary government approval or prove commercially successful.

      A substantial amount of the value of Xcel is attributed to retigabine, which is being developed as an adjunctive treatment for partial-onset seizures in patients with epilepsy. Retigabine has completed Phase 2 studies and Xcel expects to begin Phase 3 clinical trials in 2005.

      Phase 3 is the last phase in a clinical evaluation that may lead to the filing of a New Drug Application (“NDA”). Phase 3 trials typically last two to three years, and these trials are intended to establish the overall risk-benefit ratio of the drug and provide, if appropriate, an adequate basis for product labeling.

      During Phase 3 trials, the FDA requires extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. The trials must also be conducted under the supervision of a qualified investigator in accordance with good clinical practice regulations. All patients enrolled in the retigabine Phase 3 trials must provide informed consent. In addition, an independent institutional review board (“IRB”) must review and approve the clinical trial protocol and any changes to that protocol before it commences.

      Negative or inconclusive results from the retigabine Phase 3 trials or adverse medical events during them could cause the clinical trials to be repeated, extended, or a program to be terminated, even if other studies or trials relating to the program are successful. In addition, data obtained from clinical trials are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. At any time during the retigabine Phase 3 trials, the FDA can impose a clinical hold if, among other reasons, it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury. We, the FDA, or the IRB could suspend Phase 3 trials for a variety of reasons, including safety-related concerns. There can be no assurance that the clinical trials for retigabine will be successful, that we will be granted approval to market retigabine for the indication being sought or that retigabine will be a commercially successful product. If we do not obtain approval of retigabine, significant anticipated benefits of the Xcel acquisition, including revenue enhancements, would not be realized.

Risks Relating to Our Business

If we cannot successfully develop or obtain future products, our growth would be delayed.

      Our future growth will depend, in large part, upon our ability to develop or obtain and commercialize new products and new formulations of, or indications for, current products. We are engaged in an active research and development program involving compounds owned by us or licensed from others which we may commercially develop in the future. The process of successfully commercializing products is time consuming, expensive and unpredictable. There can be no assurance that we will be able to develop or acquire new products, successfully complete clinical trials, obtain regulatory approvals to use these products for proposed or new clinical indications, manufacture our potential products in compliance with regulatory requirements or in commercial volumes, or gain market acceptance for such products. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections. It may be necessary for us to enter into other licensing arrangements, similar to our arrangements with Schering-Plough and Roche, with other pharmaceutical companies in order to market effectively any new products or new indications for existing products. There can be no assurance that we will be successful in entering into such licensing arrangements on terms favorable to us or at all.

      On January 20, 2005, we announced that we have completed enrollment in VISER 2, a Phase 3 trial for Viramidine. Phase 3 is the last phase in a multi-phase clinical evaluation that may lead to the filing of a New Drug Application. There can be no assurance that our clinical trials for Viramidine will be successful, that we will be granted approval to market Viramidine for the indication we are seeking or that Viramidine will be a commercially successful product.

The introduction of generic products has significantly impacted ribavirin royalties and may negatively impact our ability to finance research and development activities.

      While ribavirin royalty revenues earned by us under our ribavirin license agreements with Schering-Plough and Roche have declined, they still represent an important source of revenues to us. Schering-Plough markets ribavirin for use in combination with its interferon product under the trade name “Rebetol” as a therapy for the treatment of hepatitis C and Roche markets ribavirin for use in combination with its interferon product under the name “Copegus.” Under the terms of their license agreements, Schering-Plough and Roche each have sole discretion to determine the pricing of ribavirin and the amount and timing of resources devoted to their respective marketing of ribavirin.

      Competition from generic pharmaceutical companies in the U.S. market has had a material negative impact on our royalty revenue beginning in 2004. With respect to Schering-Plough, effective royalty rates increase in tiers based on increased sales levels in the United States. As a result of reduced sales, it is unlikely we will achieve the maximum effective royalty rate in the United States. With respect to Roche, under the license agreement, the introduction of generics in any market eliminates the obligation of Roche to pay royalties for sales in that market. Our research and development activities have historically been funded by the royalties received from Schering-Plough and Roche. Prospectively, substantially greater reliance on the profitability of the specialty pharmaceutical business will be required.

      Although our financial planning has included an expectation of the erosion of royalty revenue due to generic competition for ribavirin in the United States, a greater-than-expected erosion of royalties from the United States, or a significant decrease in royalties from expected levels for markets other than the United States, could negatively impact our ability to finance research and development and other activities.

      We rely on a limited amount of financial information provided by Schering-Plough and Roche to estimate the amounts due to us under the royalty agreements. While we believe the Schering-Plough agreement specifies that we are to be reimbursed based on net sales as determined under an accrual basis, we have recently become aware that Schering-Plough may be calculating reimbursements based on a method under which returns are deducted as incurred rather than on an accrual basis. Based upon the information provided by Schering-Plough for the fourth quarter of 2004, Schering-Plough’s sales of Rebetol in the United States were negative, resulting in an estimate of negative U.S. royalties in the fourth quarter of 2004 of approximately $2.1 million. A reserve has been established for negative royalties caused by negative sales of Rebetol in the United States; however, due to the limited information provided by Schering-Plough, there can be no assurance that such amounts will be adequate to cover additional negative royalty amounts in future periods.

      Various parties are opposing our ribavirin patents in actions before the European Patent Office, and we are responding to these oppositions. While data exclusivity for the combination therapies marketed by Schering-Plough and Roche is scheduled to continue in the major markets of the European Union until 2009 for Schering-Plough and 2012 for Roche, regulatory approvals and schemes may change and/or studies regarding ribavirin in combination with interferon may be replicated, allowing earlier introduction of generics into such markets should the patent opposition be successful.

If our focus on the development of Viramidine does not result in an approved and commercially successful product, our business will be adversely affected.

      We focus our research and development activities on areas in which we have particular strengths, particularly antivirals. The outcome of any development program is highly uncertain. Although Viramidine appears promising and has advanced to Phase 3 clinical trials, it may yet fail to yield a commercial product. Success in preclinical and early stage clinical trials may not necessarily translate into success in large-scale clinical trials. Further, to be successful in clinical trials, increased investment will be necessary, which will adversely affect short-term profitability.

      In addition, we will need to obtain and maintain regulatory approval in order to market Viramidine. Even if Viramidine appears promising in large-scale Phase 3 clinical trials, regulatory approval may not be achieved. The results of clinical trials are susceptible to varying interpretations that may delay, limit or prevent approval or result in the need for post-marketing studies. In addition, changes in regulatory policy for product approval during the period of product development and FDA review of a new application may cause delays or rejection. Even if we receive regulatory approval, this approval may include limitations on the indications for which we can market the product. There is no guarantee that we will be able to satisfy the needed regulatory requirements, and we may suffer a significant reduction from planned revenue as a result.

As we develop and commercialize new products, we will have to incur a sizeable amount of research and development expenses to advance such products through the clinical trial and regulatory approval process. Such expenditures will have the effect of causing our earnings and cash flows to decline.

      We currently are in clinical trials with two products, Viramidine and pradefovir (formerly called remofovir). These clinical trials require significant research and development expenditures. We completed enrollment of two Phase 3 studies being conducted for Viramidine in January 2005 and a Phase 2 study for pradefovir in November 2004. We expect that research and development expenses will increase in 2005 compared to 2004 as progress continues with the clinical trials of Viramidine and pradefovir. The increased amount of research and development expenses will negatively impact our earnings and cash flows. Additionally, Xcel’s product candidate retigabine is expected to begin Phase 3 clinical trials in 2005. If we acquire Xcel, we would need to incur significant additional research and development expenses in connection with Phase 3 studies for retigabine.

Third parties may be able to sell generic forms of our products or block our sales of our products if our intellectual property rights or data exclusivity rights do not sufficiently protect us; patent rights of third parties may also be asserted against us.

      Our success depends in part on our ability to obtain and maintain meaningful exclusivity protection for our products and product candidates in key markets throughout the world via patent protection and/or data exclusivity protection. The patent positions of pharmaceutical, biopharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. We will be able to protect our products from generic substitution by third parties only to the extent that our technologies are covered by valid and enforceable patents, effectively maintained as trade secrets or are protected by data exclusivity. However, our currently pending or future patent applications may not issue as patents. Any patent issued may be challenged, invalidated, held unenforceable or circumvented. Furthermore, our patents may not be sufficiently broad to prevent third parties from producing generic substitutes for our products. Lastly, data exclusivity schemes vary from country to country and may be limited or eliminated as governments seek to reduce pharmaceutical costs by increasing the speed and ease of approval of generic products.

      In order to protect or enforce patent and/or data exclusivity rights, we may initiate patent litigation against third parties, and we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property and data exclusivity actions are costly and divert technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceeding, resulting in a finding of non-infringement or invalidity of our patents, or a lack of protection via data exclusivity, may allow entry of generic substitutes for our products.

      Furthermore, because of the substantial amount of discovery required in connection with such litigation, there is a risk that some of our confidential information could be compromised by disclosure during such litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our securities.

      We have limited patent rights in selected countries of the European Union, Switzerland and Japan relating to the antiviral use of ribavirin. These patents are scheduled to expire by 2010.

      The existence of a patent will not necessarily protect us from competition. Competitors may successfully challenge our patents, produce similar drugs that do not infringe our patents or produce drugs in countries that do not respect our patents. No patent can protect its holder from a claim of infringement of another patent. Therefore, our patent position cannot and does not provide an assurance that the manufacture, sale or use of products patented by us could not infringe a patent right of another.

      While we know of no actual or threatened claim of infringement that would be material to us, there can be no assurance that such a claim will not be asserted. If such a claim is asserted, there can be no assurance that the resolution of the claim would permit us to continue producing the relevant product on commercially reasonable terms.

Obtaining necessary government approvals is time consuming and not assured.

      FDA approval must be obtained in the United States and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products for use by humans. Obtaining FDA approval for new products and manufacturing processes can take a number of years and involves the expenditure of substantial resources. Numerous requirements must be satisfied, including preliminary testing programs on animals and subsequent clinical testing programs on humans, to establish product safety and efficacy. No assurance can be given that we will obtain approval in the United States, or any other country, of any application we may submit for the commercial sale of a new or existing drug or compound. Nor can any assurance be given that if such approval is secured, the approved labeling will not have significant labeling limitations, or that those drugs or compounds will be commercially successful.

      The FDA and other regulatory agencies in other countries also periodically inspect manufacturing facilities both in the United States and abroad. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions, manufacturing interruptions, costly corrective actions, injunctions, adverse publicity against us and our products, refusal to renew marketing applications, and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent or delay us from obtaining future regulatory approvals or jeopardize existing approvals.

Difficulties with acquisitions could have a material adverse impact on our future growth.

      We intend to pursue a strategy of targeted expansion through the acquisition of compatible businesses and product lines and the formation of strategic alliances, joint ventures and other business combinations. There can be no assurance that we will successfully complete or finance any future acquisition or investment or that any acquisitions that we do complete will be completed at prices or on terms that prove to be advantageous to us. Failure in integrating the operations of companies that we have acquired or may acquire in the future may have a material adverse impact on our future growth and success.

If competitors develop vaccines or more effective or less costly drugs for our target indications, our business could be seriously harmed.

      The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Viramidine and many of the drugs that we are attempting to discover will be competing with new and existing therapies. Many companies in the United States and abroad are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. For example, Human Genome Sciences, Inc. submitted an investigational new drug application with the FDA in October 2000 and is currently conducting a Phase 2 human clinical trial of Albuferon for treatment of hepatitis C. If Albuferon or other therapies that do not incorporate the use of our products prove to be a more effective treatment for hepatitis C than the combination therapy involving ribavirin, then our royalty revenues from ribavirin could significantly decrease, and we may not realize any revenues from Viramidine. In addition, there are institutions engaged in research on the development of a vaccine to prevent hepatitis C. The availability of such a vaccine could have a material adverse effect on our revenues from sales of products treating hepatitis C.

      Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. Many of our competitors spend significantly more on research and development related activities than we do. Others may succeed in developing products that are more effective than those currently marketed or proposed for development by us. Progress by other researchers in areas similar to those being explored by us may result in further competitive challenges. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products. They may also establish exclusive collaborative or licensing relationships with our competitors.

      Products under development may include, but are not limited to:

•	Inferferons or immunomodulators being developed by Human Genome Sciences, Inc., InterMune, Inc., Intarcia Therapeutics, Inc., SciClone Pharmaceuticals, Inc., Anadys, and Coley Pharmaceuticals Group, Inc.;

•	IMPDH inhibitors being developed by Roche and Vertex Pharmaceuticals Incorporated; and

•	Protease or polymerase inhibitors being developed by Boehringer Ingelheim, Vertex Pharmaceuticals Incorporated, Schering-Plough, Wyeth/ Viropharma Inc. and Idenix Pharmaceuticals, Inc.

      In addition to the aforementioned corporations involved in HCV research and development, other companies engaged in HCV research activities similar to our research activities include Abbott Laboratories, Pfizer, Inc., GlaxoSmithKline plc, Merck & Co., Inc. and Novartis AG.

If our products are alleged to be harmful, we may not be able to sell them and we may be subject to product liability claims not covered by insurance.

      The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products. Using our drug candidates in clinical trials also exposes us to product liability claims. These risks will expand with respect to drugs, if any, that receive regulatory approval for commercial sale. Even if a drug were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may result from our products. While to date no material adverse claim for personal injury resulting from allegedly defective products, including ribavirin, has been successfully maintained against us, a substantial claim, if successful, could have a material negative impact on us.

      In the event that anyone alleges that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. In addition, we may be forced to defend lawsuits and, if unsuccessful, to pay a substantial amount in damages. We currently do not have insurance against product liability risks for most of our commercially developed products. Insurance is expensive and, if we seek such insurance in the future, it may not be available on acceptable terms. Even if obtained, insurance may not fully protect us against potential product liability claims.

      We currently maintain clinical trial insurance in the major markets in which we conduct clinical trials. There is no assurance, however, that such insurance will be sufficient to cover all claims.

We are involved in various legal proceedings that could adversely affect us.

      We are involved in several legal proceedings, including those described in the “Litigation” section of this prospectus supplement. Defending against claims and any unfavorable legal decisions, settlements or orders could have a material adverse effect on us.

Existing and future audits by, or other disputes with, taxing authorities may not be resolved favorably for us.

      Our income tax returns are currently subject to audit in various jurisdictions. Existing and future audits by, or other disputes with, taxing authorities may not be resolved favorably for us. For instance, our U.S. tax returns for the period from 1997 to 2001 are currently being reviewed by the Internal Revenue Service. While we believe the review will not result in a material adjustment to reported results, there can be no assurance that the Internal Revenue Service’s findings will not have a material adverse effect on our reported effective tax rate and after-tax cash flows.

      In 1999, we restructured our operations by contributing the stock of several non-United States subsidiaries to a wholly owned Dutch company. At the time of the restructuring, we intended to take advantage of the non-recognition provisions of the Internal Revenue Code to avoid generating taxable income on the inter-company transfer. One of the requirements under the non-recognition provisions was to file Gain Recognition Agreements with our timely filed 1999 U.S. Corporate Income Tax Return. We recently discovered that although it was clearly our intent to file the Gain Recognition Agreements and we have operated as if such filings had been submitted, our former management inadvertently omitted the Gain Recognition Agreements from our filing. In accordance with Treasury guidelines, a formal request has been made to the Internal Revenue Service to rule that reasonable cause existed for the failure to provide these agreements. While we are still evaluating the underlying values of the stock contributed, if the requested relief were to be denied and the matter could not otherwise be resolved favorably with the Internal Revenue Service, we believe there would be no near term cash impact as the gain would likely offset a substantial portion of our accumulated tax loss carryforwards; however, the impact to net income in the period such obligation became probable would be material.

Our flexibility in maximizing commercialization opportunities for our compounds may be limited by our obligations to Schering-Plough.

      In November 2000, we entered into an agreement that provides Schering-Plough with an option to acquire the rights to up to three of our products intended to treat hepatitis C that they designate prior to our entering into Phase 2 clinical trials and a right for first/last refusal to license various compounds we may develop and elect to license to others. Viramidine was not subject to the option of Schering-Plough, but it would be subject to their right of first/last refusal if we elected to license it to a third party. In addition, the agreement provides for certain other disclosures about our research and development activities. The interest of potential collaborators in obtaining rights to our compounds or the terms of any agreements we ultimately enter into for these rights may be impacted by our agreement with Schering-Plough. A commercialization partner other than Schering-Plough might have otherwise been preferable due to that potential partner’s strength in a given disease area or geographic region or for other reasons.

We are subject to uncertainty related to health care reform measures and reimbursement policies.

      The levels at which government authorities, private health insurers, HMOs and other organizations reimburse the costs of drugs and treatments related to those drugs will have an effect on the successful commercialization of our drug candidates. We cannot be sure that reimbursement in the United States or elsewhere will be available for any drugs we may develop or, if already available, will not be decreased in the future. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our drugs. If reimbursement is not available or is available only to limited levels, we may not be able to obtain a satisfactory financial return on the manufacture and commercialization of existing and any future drugs. Consequently, significant uncertainty exists as to the reimbursement status of approved health care products. Third-party payors may not establish and maintain price levels sufficient for us to realize an appropriate return on our investment in product development or our continued manufacture and sale of existing drug products.

If our nucleoside analog library is destroyed because of an earthquake or other disaster, our research and development program may be seriously harmed.

      The laboratory books and the compounds that comprise our nucleoside analog library are all located at our headquarters in Costa Mesa, California, near areas where earthquakes have occurred in the past.

      There are duplicate copies of laboratory books off-premises, but there are no backup copies of the product candidates we are currently developing. No duplicate copies of our nucleoside analog library exist because making copies would be prohibitively expensive and the library has not been moved off-site because our scientific staff is currently in the process of screening it. Our ability to develop potential product candidates from our nucleoside analog library would be significantly impaired if these compounds were destroyed in an earthquake, fire or other disaster. Any insurance we maintain may not be adequate to cover our losses.

Dependence on key personnel leaves us vulnerable to a negative impact if they leave.

      We believe that our continued success will depend to a significant extent upon the efforts and abilities of the key members of management. The loss of their services could have a negative impact on us.

      In addition, our research and development effort depends upon the principal members of our scientific staff. Our success depends upon our ability to attract, train, motivate and retain qualified scientific personnel. Qualified personnel are in great demand throughout the biotechnology and pharmaceutical industries. We may not be able to attract additional personnel or retain existing employees.

Our third-party manufacturers’ failure to comply with FDA regulations could cause interruption of the manufacture of our products.

      We have contracted with third parties to manufacture some of our drug products, including products under the rights acquired from other pharmaceutical companies. Our manufacturers are required to adhere to current good manufacturing (“cGMP”) regulations enforced by the FDA or similar regulations required by regulatory agencies in other countries. Compliance with the FDA’s cGMP requirements applies to both drug products seeking regulatory approval and to approved drug products. The manufacturing facilities of our contract manufacturers must be inspected and found to be in full compliance with cGMP standards before approval for marketing. Contract manufacturers of our approved products are subject to ongoing regulation by the FDA, including compliance with cGMP requirements.

      Our dependence upon others to manufacture our products may adversely affect our profit margins and our ability to develop and obtain approval for our products on a timely and competitive basis, if at all. Failure for our contract manufacturers to comply with cGMP regulations can result in enforcement action by the FDA, including, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution. In addition, delays or difficulties with our contract manufacturers in producing, packaging, or distributing our products could adversely affect the sales of our current products or introduction of other products.

      Schering-Plough manufactures and sells ribavirin under license from us. In May 2002, Schering-Plough signed a consent decree of permanent injunction with the FDA, agreeing to measures to assure that the drug products manufactured at their Puerto Rico plant are made in compliance with FDA’s current good manufacturing practice regulations. While Schering-Plough has advised us that the deficiencies were not specifically applicable to the production of ribavirin, the consent decree covers the facility producing ribavirin. Schering-Plough’s ability to manufacture and ship ribavirin could be affected by temporary interruption of some production lines to install system upgrades and further enhance compliance, and other technical production and equipment qualification issues. If the FDA is not satisfied with Schering-Plough’s compliance under the consent decree, the FDA could take further regulatory actions against Schering-Plough, including the seizure of products, an injunction against further manufacture, a product recall or other actions that could interrupt production of ribavirin. Interruption of ribavirin production for a sustained period of time could materially reduce our royalty revenue.

Our business, financial condition and results of operations are subject to risks arising from the international scope of our operations.

      We conduct a significant portion of our business outside the United States. Including ribavirin royalties, approximately 78% and 80% of our revenue was generated outside the United States during the year ended December 31, 2003, and the nine months ended September 30, 2004, respectively. We sell our pharmaceutical products in 128 countries around the world and employ approximately 4,300 individuals in countries other than the United States. The international scope of our operations may lead to volatile financial results and difficulties in managing our operations because of, but not limited to, the following:

•	difficulties and costs of staffing, severance and benefit payments and managing international operations;

•	exchange controls, currency restrictions and exchange rate fluctuations;

•	unexpected changes in regulatory requirements;

•	the burden of complying with multiple and potentially conflicting laws;

•	the geographic, time zone, language and cultural differences between personnel in different areas of the world;

•	greater difficulty in collecting accounts receivables in and moving cash out of certain geographic regions;

•	the need for a significant amount of available cash from operations to fund our business in a number of geographic and economically diverse locations; and

•	political, social and economic instability in emerging markets in which we currently operate.

Many of our key processes, opportunities and expenses are a function of national and/or local government regulation. Significant changes in regulations could have a material adverse impact on our business.

      The process by which pharmaceutical products are approved is lengthy and highly regulated. We have developed expertise in managing this process in the many markets around the world. Our multi-year clinical trials programs are planned and executed to conform to these regulations, and once begun, can be difficult and expensive to change should the regulations regarding approval of pharmaceutical products significantly change.

      In addition, we depend on patent law and data exclusivity to keep generic products from reaching the market before we have obtained our targeted return on our investment in the discovery and development of our products. In assessing whether we will invest in any development program, or license a product from a third party, we assess the likelihood of patent and/or data exclusivity under the laws and regulations then in effect. If those schemes significantly change in a large market, or across many smaller markets, our ability to protect our investment may be adversely affected.

      Appropriate tax planning requires that we consider the current and prevailing national and local tax laws and regulations, as well as international tax treaties and arrangements that we enter into with various government authorities. Changes in national/local tax regulations, or changes in political situations may limit or eliminate the effects of our tax planning.

Due to the large portion of our business conducted outside the United States, we have significant foreign currency risk.

      We sell products in many countries that are susceptible to significant foreign currency risk. In some of these markets we sell products for U.S. Dollars. While this eliminates our direct currency risk in such markets, it increases our credit risk because if a local currency is devalued significantly, it becomes more expensive for customers in that market to purchase our products in United States Dollars. In 2004, we entered into foreign currency hedge arrangements to hedge a portion of our exposure against variability in the Euro. We continue to evaluate the possibility of entering into additional hedge arrangements.

We are subject to price control restrictions on our pharmaceutical products in the majority of countries in which we operate.

      There is a risk that other jurisdictions may enact price control restrictions, and that the restrictions that currently exist may be increased. A significant portion of the sales of our products are in Europe, a market in which price increases are controlled, and in some instances, reductions are imposed. Our future sales and gross profit could be materially adversely affected if we are unable to obtain appropriate price increases, or if our products are subject to price reductions.

Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds.

      We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. In the event of contamination or injury, we could be held liable for damages that result. Any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with, or any potential violation of, these laws and regulations could be significant. Any insurance we maintain may not be adequate to cover our losses.

Our stockholder rights plan and anti-takeover provisions of our charter documents could provide our board of directors with the ability to delay or prevent a change in control of us.

      Our stockholder rights plan, provisions of our certificate of incorporation and provisions of the Delaware General Corporation Law provides our board of directors with the ability to deter hostile takeovers or delay, deter or prevent a change in control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

Our evaluation of internal controls and remediation of potential problems will be costly and time consuming and could expose weaknesses in our financial reporting.

      The regulations implementing Section 404 of the Sarbanes-Oxley Act of 2002 require us to provide our assessment of the effectiveness of our internal control over financial reporting beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2004. Our independent registered public accounting firm will be required to confirm in writing whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects, and separately report on whether they believe we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004.

      We believe that we currently have adequate controls over financial reporting, and that any weaknesses identified in our internal controls will not be material. To date, this process has been both expensive and time consuming, and has required significant attention of management. We cannot assure you that we will not discover material weaknesses in our internal controls. We also cannot assure you that we will complete the process of our evaluation and the auditors’ attestation on time. If we do discover a material weakness, corrective action may be time consuming, costly and further divert the attention of management. The disclosure of a material weakness, even if quickly remedied, could reduce the market’s confidence in our financial statements, result in a delisting of our common stock from The New York Stock Exchange and harm our stock price, especially if a restatement of financial statements for past periods were to be necessary.

Risks Relating to Our Common Stock

We may issue additional equity securities and thereby materially and adversely affect the price of our common stock.

      We are not restricted from issuing additional equity securities. We are authorized to issue, without stockholder approval, 10 million shares of preferred stock, none of which were outstanding as of the date of this prospectus supplement, in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future. In addition, we are authorized to issue up to 200 million shares of our common stock without stockholder approval. We are also authorized to issue, without stockholder approval, securities convertible into either shares of common stock or preferred stock. If we issue additional equity securities, the price of our common stock may be materially and adversely affected.

A number of internal and external factors have caused and may continue to cause the market price of our stock to be volatile.

      The market prices for securities of companies engaged in pharmaceutical development, including us, have been volatile. Many factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including without limitation:

•	our competitors’ announcement of technological innovations or new commercial products;

•	changes in governmental regulation;

•	our competitors’ receipt of regulatory approvals;

•	our competitors’ developments relating to patents or proprietary rights;

•	publicity regarding actual or potential medical results for products that we or our competitors have under development;

•	period-to-period changes in financial results; and

•	announcement of adverse events suffered in connection with pharmaceutical products and product candidates.

FORWARD LOOKING STATEMENTS

      Some of the statements contained in this prospectus supplement, including the documents incorporated herein by reference, are forward-looking statements, including but not limited to those specifically identified as such, that involve risks and uncertainties. The statements contained herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this prospectus supplement are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Examples of forward-looking statements include statements regarding, among other matters, our strategic review, our acquisition strategy, our repositioning plans, our expectations regarding sales of products by the North America pharmaceutical segment, expectations regarding research and development costs and other factors affecting our financial condition or results of operations. In some cases, forward-looking statements may be identified by terminology such as “may,” “will,” “intends,” “should,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of those terms or comparable terminology. Similarly, statements that describe our plans, strategies, intentions, expectations, objectives, goals or prospects are forward-looking. The forward-looking statements in this and other reports generally assume a stable economic climate in the United States and other countries in which we operate and assumes that losses will not result from any of the risks to which we are subject, including the following:

•	The future growth of our business depends on the development and approval of new products, including Viramidine. The process of developing new drugs has an inherent risk of failure. Although certain of our research compounds show promise at their current stages of development, we may fail to commercialize them for various reasons. For example, they may turn out to be ineffective or unsafe in clinical or pre-clinical testing; their patent protection may become compromised; other therapies may prove safer or more effective; or the prevalence of the disease for which they are being developed may decrease. Our inability to successfully develop our products due to these or other factors could have a material adverse effect on future revenues.

•	We can protect our products from generic substitution by third parties only to the extent that our technologies are covered by valid and enforceable patents, are effectively maintained as trade secrets or are protected by data exclusivity. However, our presently pending or future patent applications may not issue as patents. Any patent issued may be challenged, invalidated, held unenforceable or circumvented. Furthermore, our patents may not be sufficiently broad to prevent third parties’ competing products. The expiration of patent protection for ribavirin has resulted in significant competition from generic substitutes and declining royalty revenues.

•	Trade secret protection is less effective than patent protection because competitors may discover our technology or develop parallel technology.

•	The scope of protection afforded by a patent can be highly uncertain. A pending claim or a result unfavorable to us in a patent dispute may preclude development or commercialization of products or impact sales of existing products, and result in payment of monetary damages.

•	Obtaining drug approval in the United States and other countries is costly and time consuming. Uncertainties and delays inherent in the process can preclude or delay development and commercialization of our products.

•	Our current business plan includes expansion through acquisitions, in addition to the development of new products. If we are unable to successfully execute on our expansion plans to find attractive acquisition candidates at appropriate prices, and to integrate successfully any acquired companies or products, the expected growth of our business will be impeded.

•	We and our competitors are always striving to develop products that are more effective, safer, more easily tolerated or less costly. If our competitors succeed in developing better alternatives to our current products before we do, we will lose sales and revenues to their alternative products. If vaccines are introduced to prevent the diseases treated by our products, our potential sales and revenues will decrease.

•	The pharmaceutical industry is subject to substantial government regulation, including the approval of new pharmaceutical products, labeling, advertising and, in most countries, pricing, as well as inspection and approval of manufacturing facilities. The costs of complying with these regulations is high, and failure to comply could result in fines or interruption in our business.

•	We sell products in many countries that are susceptible to significant foreign currency risk. We generally sell products in these countries for U.S. dollars. While this eliminates our direct currency risk, it increases our credit risk because if a local currency is devalued significantly, it becomes more expensive for customers in that market to purchase our products in U.S. dollars. We entered into foreign currency hedge transactions to reduce our exposure to variability in the Euro. We continue to evaluate the possibility of entering into additional hedge arrangements.

•	A significant part of our revenue is derived from products manufactured by third parties. We rely on their quality level, compliance with the FDA regulations and continuity of supply. Any failure by them in these areas could disrupt our product supply and negatively impact our revenues.

•	Our flexibility in maximizing commercialization opportunities for our compounds may be limited by our obligations to Schering-Plough. In November 2000, we entered into an agreement that provides Schering-Plough with an option to acquire the rights to up to three of its products that they designate at an early stage of product development and a right for first/last refusal to license various compounds we may develop and elect to license to others. Viramidine was not subject to the option of Schering-Plough, but it would be subject to their right of first/last refusal if we elected to license it to a third party. The interest of potential collaborators in obtaining rights to our compounds or the terms of any agreement we ultimately enter into for these rights may be hindered by our agreement with Schering-Plough.

•	To purchase our products, many patients rely on reimbursement by third party payors such as insurance companies, HMOs and government agencies. These third party payors are increasingly attempting to contain costs by limiting both coverage and the level of reimbursement of new drug products. The reimbursement levels established by third party payors in the future may not be sufficient for us to realize an appropriate return on our investment in product development.

•	Some of our development programs are based on the library of nucleoside compounds we have developed. It is not practicable to create backups for our nucleoside library, and accordingly it is at risk of loss in earthquakes, fire and other natural disasters.

•	All drugs have potential harmful side effects and can expose drug manufacturers and distributors to liability. We generally do not maintain product liability insurance. As a result, in the event one or more of our products is found to have harmed an individual or individuals, we may be responsible for paying all or substantially all damages awarded. Any event causing product liability while we lack insurance coverage could have a material negative impact on our financial position and results of operations.

•	We are allowed by our senior note indenture to borrow money from third parties, subject to certain restrictions, but there is no guaranty that we will actually be able to borrow any money should the need for it arise.

•	We are involved in several legal proceedings, including those described in the “Litigation” section of this prospectus supplement.

•	Dependence on key personnel leaves us vulnerable to a negative impact if they leave. Our continued success will depend, to a significant extent, upon the efforts and abilities of the key members of management. The loss of their services could have a negative impact on us.

•	Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result. Any liability could exceed our resources.

•	Our stockholder rights plan, provisions of our certificate of incorporation and provisions of the Delaware General Corporation Law provides our board of directors with the ability to deter hostile takeovers or delay, deter or prevent a change in control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

•	We are authorized to issue, without stockholder approval, 10,000,000 shares of preferred stock, 200,000,000 shares of common stock and securities convertible into either shares of common stock or preferred stock. If we issue additional equity securities, the price of our securities may be materially and adversely affected. The board of directors can also use issuances of preferred or common stock to deter a hostile takeover or change in control of us.

•	We are subject to a Consent Order with the Securities and Exchange Commission, which permanently enjoins us from violating securities laws and regulations. The Consent Order also precludes protection for forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. The existence of the permanent injunction under the Consent Order, and the lack of protection under the Safe Harbor may limit our ability to defend against future allegations.

•	The regulations implementing Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, requires us to provide an assessment of the effectiveness of internal control over financial reporting beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. While we have not completed our review of the effectiveness of our internal control over financial reporting, as of the date of this prospectus supplement, no items have been identified that would be considered material weaknesses requiring reporting under Section 404 of Sarbanes-Oxley. Nonetheless, our review of our internal controls, or the tests conducted by our independent registered public accounting firm, may uncover unexpected material weaknesses. If we or our independent registered public accounting firm discover a material weakness, corrective action may be time consuming, costly and further divert the attention of management. The disclosure of a material weakness, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. Until we complete our review and all necessary remedial action, we may not be able to file our Annual Report on Form 10-K for fiscal year 2004 as required by the Exchange Act. If our Form 10-K is delayed, our stock price could fall. If the delay is protracted, we could be subject to a variety of administrative sanctions, including the delisting of our common stock from The New York Stock Exchange and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor the underwriters nor any other person assumes responsibility for the accuracy and completeness of such statements.

      Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K filed with the Securities and Exchange Commission, or the Commission. See “Where You Can Find More Information.” We provide a cautionary discussion of selected risks and uncertainties regarding an investment in our common stock under “Risk Factors” on page S-8 of this prospectus supplement. However, other factors beside those listed there could also adversely affect us.

LITIGATION

      We are involved in several legal proceedings, including the following matters.

      Ribapharm Tender Offer Litigation: In June 2003, seven purported class actions were filed against us, Ribapharm and certain directors and officers of Ribapharm in the Delaware Court of Chancery. Six of these complaints were consolidated under the caption In re Ribapharm Inc. Shareholders Litigation, Consol. C.A. No. 20337 and the seventh suit is proceeding in coordination with the consolidated case in which the plaintiffs allege, among other things, that we breached our fiduciary duties as a controlling stockholder of Ribapharm in connection with our tender offer for the shares of Ribapharm we did not already own. On August 4, 2003, we and the plaintiffs reached an agreement in principle to settle these lawsuits for a nominal amount and, after settlement papers are prepared, will present that settlement to the Court of Chancery for its approval.

      In June 2003, a purported class action on behalf of certain stockholders of Ribapharm was filed against us in the Delaware Court of Chancery seeking a declaration that the shareholders rights plan is valid and enforceable. We and the plaintiffs reached an agreement in principle to settle this lawsuit which will be completed in combination with the settlement In re Ribapharm Inc. Shareholders Litigation, Consol. C.A. No. 20337.

      In June 2003, a purported class action was filed in the Superior Court of Orange County, California, against us, Ribapharm and certain of Ribapharm’s officers and directors asserting the same claims, on behalf of the same class of plaintiffs and against the same defendants as in the seven lawsuits filed in Delaware that are described above. The settlement of the Delaware tender offer litigation has been designed to release the claims brought in this lawsuit, although the decision as to the effect of that release will be subject to the discretion of the California court.

      At a hearing held on December 2, 2004, the Delaware Court entered an order approving the settlement and awarded plaintiffs’ counsel $375,000 in fees and expenses. Pursuant to the terms of the Delaware settlement, on January 18, 2005, the plaintiff in the California action filed a notice of request for voluntary dismissal of the case, seeking to dismiss the case with prejudice. The parties are awaiting the entry of dismissal by the California court.

      In the opinion of management, the ultimate resolution of these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

      Securities Class Actions:

      Section 10b-5 Litigation: Since July 25, 2002, multiple class actions have been filed against us and some of our current and former executive officers alleging that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, by issuing false and misleading financial results to the market during different class periods ranging from May 3, 2001 to July 10, 2002, thereby artificially inflating the price of our stock. The lawsuits generally claim that we issued false and misleading statements regarding our earnings prospects and sales figures (based upon “channel stuffing” allegations), our operations in Russia, the marketing of Efudex, and the earnings and sales of our Photonics division. The plaintiffs generally seek to recover compensatory damages, including interest.

      All the actions have been consolidated to the Central District of California. On June 24, 2004, the Court dismissed the Second Amended Complaint as to the channel stuffing claim. The plaintiffs then stipulated to a dismissal of all the claims against us. The plaintiffs have filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit seeking review of the dismissal of the claims against us.

      Valuepoint Bondholders’ Litigation: On May 9, 2003, a bondholder filed a class action lawsuit in Orange County Superior Court against us and some of our current and former directors and former executive officers. We removed the lawsuit to federal court in the Central District of California. The lawsuit alleges that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements in connection with an offering of 6 1/2% Convertible Subordinated Notes due 2008 in November

2001, thereby artificially inflating the market price of the Notes. The plaintiffs generally seek to recover compensatory damages, including interest.

      On June 24, 2004, the Court granted the motion to strike and permitted plaintiffs to amend the complaint to comply with certain notice requirements. The Court also held that plaintiffs must, but did not, provide particular facts in the complaint to show that the defendants violated the securities law. Ultimately, the Court dismissed most of the claims but granted the plaintiffs until September 4, 2004 to file an amended complaint. The Court denied the defendants’ motion to dismiss with respect to one claim involving the impairment of our Russian assets.

      We and plaintiffs agreed to extend the time for plaintiffs to file another complaint pending preliminary approval of an agreement in principle among the parties to settle the matter for approximately $3,200,000. On December 20, 2004, the Court granted preliminary approval of the settlement. A hearing on final approval of the settlement is scheduled for February 28, 2005.

      Derivative Actions: We are a nominal defendant in a shareholder derivative lawsuit pending in state court in Orange County, California, styled James Herrig, IRA v. Milan Panic et al. This lawsuit, which was filed on June 6, 2002, purports to assert derivative claims on behalf of us against certain current and/or former officers and directors of the Company. The lawsuit asserts claims for breach of fiduciary duties, abuse of control, gross mismanagement and waste of corporate assets. The plaintiff seeks, among other things, damages and a constructive trust over cash bonuses paid to the officer and director defendants in connection with the Ribapharm offering, or the Ribapharm Bonuses.

      On October 1, 2002, several former and current directors of the Company, as individuals, as well as us, as a nominal defendant, were named as defendants in a second shareholder’s derivative complaint filed in the Delaware Court of Chancery, styled Paul Gerstley v. Norman Barker, Jr. et al. The original complaint in the Delaware action purported to state causes of action for violation of Delaware General Corporation Law Section 144, breach of fiduciary duties and waste of corporate assets in connection with the defendants’ management of us. The allegations in the Delaware action were similar to those contained in the derivative lawsuit filed in Orange County, California, but included additional claims asserting that the defendants breached their fiduciary duties by disseminating materially misleading and inaccurate information.

      We established a Special Litigation Committee to evaluate the plaintiffs’ claims in both derivative actions. The Special Litigation Committee concluded that it would not be in the best interest of our shareholders to pursue many of the claims in these two lawsuits, but decided to pursue, through litigation or settlement, claims arising from the April 2002 decision of the Board to approve the payment of approximately $50,000,000 in bonuses to various members of the Board and management arising from the initial public offering of Ribapharm. The Court granted our motion to stay the California proceedings in favor of the similar Delaware proceedings. On June 27, 2003, we filed a motion in the Delaware derivative action to (a) realign the Company as plaintiff in the Delaware proceedings, (b) pursue the primary derivative claims relating to the Ribapharm Bonuses, (c) seek dismissal of the secondary derivative claims, and (d) settle certain claims with respect to certain of the defendants. The Court granted our motion for realignment on October 27, 2003; additional aspects of our motion are still pending. We filed an amended complaint in the Delaware action on September 17, 2003.

      We have agreed to settle the litigation with respect to ten of the defendants, nine of whom each received Ribapharm Bonuses of $330,500, and one who received a Ribapharm Bonus of $500,000. Three defendants have entered into settlement agreements, as amended, whereby they forfeited their 2003 annual Board of Directors stipend and all of their restricted stock units in exchange for a release from further liability in the lawsuit. Following court-sponsored mediation in the Delaware Court of Chancery, we have reached agreements to settle the litigation with respect to seven other defendants, which are subject to final execution by the parties and the mediator. Pursuant to these settlement agreements, six of these defendants will each pay to the Company $150,000, in exchange for a release from further liability in the lawsuit. These defendants will receive an offset credit of $50,000 for release of their claimed right to payments for the automatic conversion of our stock options that were not issued to them in 2002. The terms of the mediated settlement with the other settling director requires that he pay $80,000 to the Company in exchange for a release from further liability in the lawsuit. None of the settlements will be effective unless approved by the Delaware Court of Chancery. Mediation was unsuccessful and has terminated with respect to defendants Milan Panic and Adam Jerney, who received Ribapharm Bonuses of $33,000,000 and $3,000,000, respectively. Discovery in the case is proceeding.

      Patents: Various parties are opposing our ribavirin patents in actions before the European Patent Office, and we are responding to these oppositions. These patents currently benefit from patent extensions in the major European countries, that provide market protection until 2009.

      Should the opponents prevail, the combination therapies marketed by Schering-Plough would lose patent protection in Europe, but we believe that these products will continue to enjoy data exclusivity until 2009. Regardless of the outcome of the oppositions, we believe the combination therapies marketed by Roche will continue to benefit from a period of data and marketing protection in the major markets of the European Union until 2012.

      Yugoslavia: In March 1999, arbitration was initiated in the following matters before the International Chamber of Commerce International Court of Arbitration: (a) State Health Fund of Serbia v. ICN Pharmaceuticals, Inc., Case No. 10 373/ AMW/ BDW, and (b) ICN Pharmaceuticals, Inc. v. Federal Republic of Yugoslavia and Republic of Serbia, Case No. 10 439/ BWD. At issue in these matters are the parties’ respective ownership interests in ICN Yugoslavia, a joint venture formed by the parties’ predecessors-in-interest in 1990. In these proceedings, we asserted claims against the Federal Republic of Yugoslavia, or FRY and the Republic of Serbia and counterclaims against the State Health Fund of Serbia, or the Health Fund for, inter alia, unlawful seizure of our majority interest in the joint venture and failure to pay obligations to the joint venture in excess of $176,000,000. We seek damages in excess of $277,000,000. The Health Fund has asserted claims against us for breach of the joint venture agreement based on our alleged failure to contribute intangible assets, and our alleged mismanagement of the joint venture. The Health Fund seeks damages in excess of $270,000,000. The arbitral tribunal dismissed the FRY from these proceedings for lack of jurisdiction. The final arbitral hearings in this matter were held March 29 and March 30, 2004, and on November 24, 2004, the arbitral tribunal ruled that we were entitled to a return of our original cash contribution to the joint venture, up to a maximum of $50,000,000, while stating that significant claims of Valeant and of the Health Fund and the Republic of Serbia were outside the jurisdiction of the tribunal. Valeant has recently learned through press reports in Serbia that the Republic of Serbia and the Health Fund have apparently filed one or more court actions in Serbia seeking to annul the judgment in our favor. Valeant has not, however, been formally served with process in such actions.

      Argentina Antitrust Matter: In July 2004, we were advised that the Argentine Antitrust Agency had issued a notice unfavorable to us in a proceeding against its Argentine subsidiary. The proceeding involves allegations that the subsidiary in Argentina abused a dominant market position in 1999 by increasing its price on Mestinon in Argentina and not supplying the market for approximately two months. The subsidiary filed documents with the agency offering an explanation justifying its actions, but the agency has now rejected the explanation. The agency is collecting evidence prior to issuing a new decision. Argentinean law permits a fine to be levied of up to $5,000,000 plus 20% of profits realized due to the alleged wrongful conduct. Counsel in the matter advises that the size of the transactions alleged to have violated the law will unlikely draw the maximum penalty.

      Permax Product Liability Cases: In February 2004, we purchased the shares of Amarin Pharmaceuticals Inc. and the product rights to Permax held by its parent Amarin Corporation, P.L.C. A case captioned Debra Ann Blackstone v. Amarin Pharmaceuticals, Inc., Amarin International Company, Eli Lilly & Company, Health Net, Inc., Blue Shield of California, Inc., Walgreen Co., Gaye Swenn, R.Ph., and John Lowhon, R.Ph. Case No. 017 201332 03 has been filed in the District Court of Tarrant County, Texas alleging that use of Permax, a drug for the treatment of Parkinson’s Disease marketed and sold by Amarin, caused valvular heart disease. The plaintiff generally seeks compensatory damages. Jerry and Karen Miller v. Eli Lilly & Company, Elan Pharmaceuticals, Inc., Valeant Pharmaceuticals International, Amarin Corporation, P.L.C., Amarin Pharmaceuticals, Inc., Reasor’s, Inc., Reasor’s LLC and Athena Neurosciences, Inc., Case No. CJ-2004-06756, has been filed in the District Court of Tulsa County, Oklahoma, alleging that use of Permax caused cardiac valvulopathy. The plaintiffs generally seek compensatory and punitive damages. We have also received from time to time other claims alleging that the use of Permax caused cardiac valvular damage, including a letter from an attorney purporting to represent five persons with such claims. Eli Lilly, holder of the right granted by the FDA to market and sell Permax in the United States, though such right was licensed to Amarin, and the source of the manufactured product, has also been named in the suits. Under an agreement between us and Eli Lilly, Eli Lilly will bear a portion of liability, if any, associated with these claims. Product liability insurance exists with respect to these claims. Although it is expected that the insurance proceeds will be sufficient to cover existing claims against us, there can be no assurance that defending against any future similar claims and any resulting settlements or judgments will not, individually or in the aggregate, have a material adverse affect on our consolidated financial position, results of operation or liquidity.

      Other: We are a party to other pending lawsuits and subject to a number of threatened lawsuits. While the ultimate outcome of pending and threatened lawsuits or pending violations cannot be predicted with certainty, and an unfavorable outcome could have a negative impact on us, at this time in the opinion of management, the ultimate resolution of these matters will not have a material effect on our consolidated financial position, results of operations or liquidity.

USE OF PROCEEDS

      We expect to receive $172.8 million of gross proceeds from the sale of the shares of common stock in this offering. We will use the proceeds from this offering and current available cash to pay for the Xcel acquisition and related fees and expenses. The Xcel acquisition is subject to customary closing conditions, and we cannot assure you that the Xcel acquisition will be consummated. If the Xcel acquisition is not consummated, we expect to use the proceeds from this offering for general corporate purposes, including potential acquisitions.

      The following table sets forth the estimated sources and uses of funds relating to the Xcel acquisition (in thousands).

Sources of Funds

Common stock offered hereby(1)	$172,800
Cash-on-hand(2)	121,276

Total sources of funds	$294,076

Uses of Funds

Xcel acquisition(3)	$280,000
Fees and expenses(4)	14,076

Total uses of funds	$294,076

(1)	Does not reflect the underwriting discounts and expenses payable by us in connection with this offering. Excludes the proceeds of from the sale of any shares pursuant to the underwriter’s over allotment option.

(2)	Represents cash on hand to be used in connection with the Xcel acquisition.

(3)	Assumes this offer will be consummated and we will pay the total purchase price in cash.

(4)	Includes the underwriting discounts and commissions and other expenses incurred or to be incurred in connection with this offering and the Xcel acquisition.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on the New York Stock Exchange (Symbol: VRX). As of January 28, 2005, there were 5,606 holders of record of our common stock. On February 3, 2005, the closing price of our common stock as reported by the NYSE was $24.51.

      The following table sets forth the high and low sales prices of our common stock on the New York Stock Exchange Composite Transactions reporting system.

	High	Low

2005
First Quarter (through February 3)	$26.70	$23.90
2004
First Quarter	$26.66	$20.95
Second Quarter	26.81	16.25
Third Quarter	24.49	16.75
Fourth Quarter	27.37	22.40
2003
First Quarter	$12.87	$8.35
Second Quarter	17.35	7.72
Third Quarter	18.99	14.66
Fourth Quarter	25.85	17.25
2002
First Quarter	$33.08	$26.61
Second Quarter	30.98	22.60
Third Quarter	23.64	7.56
Fourth Quarter	11.94	6.40

DIVIDEND POLICY

      We declared and paid cash dividends of $0.0775 per share for each of the quarters during the years ended December 31, 2004 and 2003.

      We will continue to review our dividend policy. The amount and timing of any future dividends will depend upon our financial condition and profitability, the need to retain earnings for use in development of our business, contractual restrictions and other factors. We are restricted in the amount of dividends we can declare by covenants in our 7.0% senior notes due 2011.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2004:

•	on an actual basis;

•	on an as adjusted basis, after giving effect to the offering; and

•	on an adjusted basis, after giving effect to the offering and the Xcel acquisition.

      You should read the following table in conjunction with “Use of Proceeds,” our and Xcel’s audited and unaudited financial statements and related notes incorporated by reference herein and “Unaudited Pro Forma Financial Information.”

	As of September 30, 2004

				As Adjusted
		As Adjusted		for Financing
	Actual	for Financing		and Acquisition

	(In thousands)
Cash and cash equivalents	$373,062	$537,086	(1)	$260,499	(2)

Debt:
3% Convertible Subordinated Notes due 2010	240,000	240,000		240,000
4% Convertible Subordinated Notes due 2013	240,000	240,000		240,000
7% Senior Notes due 2011	300,000	300,000		300,000
Other	13,466	13,466		13,466

Total debt	793,466	793,466		793,466
Minority interest	3,501	3,501		3,501
Stockholders’ equity:
Common stock, $0.01 par value; 200,000 shares authorized; 84,118 shares outstanding actual, 91,318 shares outstanding as adjusted for financing and acquisition	841	913	(1)	913
Additional capital	987,672	1,151,624	(1)	1,151,624
Accumulated deficit	(428,664)	(428,664)		(548,664	)(2)
Accumulated other comprehensive loss	(32,336)	(32,336)		(32,336)

Total stockholders’ equity	527,513	691,537		571,537

Total capitalization	$1,324,480	$1,488,504		$1,368,504

(1)	Reflects the issuance of 7,200,000 shares of common stock in this offering at an offering price of $24 per share, less estimated offering costs of $8,776,000, for estimated net proceeds of $164,024,000.

(2)	Reflects the effect of the acquisition of Xcel for net cash of $276,587,000 and a charge for in-process research and development of $120,000,000 and the elimination of Xcel’s historical additional paid-in capital.

SUMMARY CONSOLIDATED FINANCIAL DATA OF

VALEANT PHARMACEUTICALS INTERNATIONAL

      The following table sets forth our selected historical and other financial data on a consolidated basis for each of the years in the three-year period ended December 31, 2003 and for the nine months ended September 30, 2003 and 2004. The selected historical and other financial data for each of the years in the three-year period ended December 31, 2003 were derived from our audited consolidated financial statements. The selected historical and other data for the nine months ended September 30, 2003 and 2004 were derived from our unaudited financial statements which, in the opinion of management, include the adjustments (consisting of normal recurring accruals) necessary for a fair presentation of our results of operations and financial position for such periods. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004 or any other period. The information contained in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements, including the notes thereto, included in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q incorporated by reference herein.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	($ in thousands)
Statement of Operations — Consolidated
Revenues:
Product sales	$483,834	$466,809	$518,471	$372,956	$431,058
Royalties	136,989	270,265	167,482	136,755	63,444

Total revenue	620,823	737,074	685,953	509,711	494,502

Cost of product sales (excluding amortization)	149,554	157,013	184,669	130,197	141,914
Selling expenses	137,938	164,103	166,707	119,847	146,363
General & administrative expenses(1)	81,065	366,530	111,532	84,760	73,686
Research & development costs	28,706	49,531	45,286	29,701	64,429
Amortization expense	28,733	30,661	38,577	25,805	41,514
Restructuring charges(2)	—	—	—	—	20,116
Acquired in-process research and development(3)	—	—	117,609	117,609	11,770

Income (loss) from operations	194,827	(30,764)	21,573	1,792	(5,290)
Other income (loss), net including translation and exchange	3,084	8,707	4,727	496	(2,193)
Gain on sale of subsidiary stock(4)	—	261,937	—	—	—
Loss on early extinguishment of debt(5)	(32,916)	(25,730)	(12,803)	—	(19,892)
Interest income	9,473	5,644	8,888	3,066	8,539
Interest expense	(55,665)	(42,856)	(36,145)	(23,892)	(39,360)

Income (loss) from continuing operations before income taxes and minority interest	118,803	176,938	(13,760)	(18,538)	(58,196)
Provision (benefit) for income taxes	42,078	74,963	39,463	37,647	(11,831)
Minority interest	174	17,730	11,763	11,667	8

Income (loss) from continuing operations	76,551	84,245	(64,986)	(67,852)	(46,373)
Income (loss) from discontinued operations(6)	(12,417)	(197,288)	9,346	13,992	(24,392)
Cumulative effect of change in accounting principle(7)	—	(21,791)	—	—	—

Net income (loss)	$64,134	$(134,834)	$(55,640)	$(53,860)	$(70,765)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	($ in thousands)
Earnings Per Share Data
Basic earnings per share:
Income (loss) from continuing operations	$0.94	$1.01	$(0.78)	$(0.81)	$(0.55)
Discontinued operations	(0.15)	(2.37)	0.11	0.17	(0.29)
Cumulative effect of change in accounting principle	—	(0.26)	—	—	—

Basic net income (loss) per share	$0.79	$(1.62)	$(0.67)	$(0.64)	$(0.84)

Diluted earnings per share:
Income (loss) from continuing operations	$0.92	$1.00	$(0.78)	$(0.81)	$(0.55)
Discontinued operations	(0.15)	(2.35)	0.11	0.17	(0.29)
Cumulative effect of change in accounting principle	—	(0.26)	—	—	—

Diluted net income (loss) per share	$0.77	$(1.61)	$(0.67)	$(0.64)	$(0.84)

Shares used in per share computation:
Basic	81,124	83,279	83,602	83,759	83,795

Diluted	83,166	83,988	83,602	83,759	83,795

Other Data — Consolidated
Depreciation and amortization	$50,880	$53,919	$64,807	$44,261	$62,521
Capital expenditures	47,689	19,420	17,606	9,241	14,294
Gross profit margin — product sales(8)	69%	66%	64%	65%	67%
Cash flow provided by (used in):
Operating activities	$138,112	$22,530	$189,148	$171,132	$21,897
Investing activities	(119,065)	222,053	(104,658)	(97,570)	(166,213)
Financing activities	150,722	(318,074)	531,365	(26,277)	(349,509)
Balance Sheet Data (at period end)
Cash and cash equivalents	$317,011	$245,184	$866,431		$373,062
Working capital	509,601	397,070	980,401		568,902
Net assets (liabilities) of discontinued operations(6)	267,482	153,762	8,263		(5,740)
Total assets(6)(7)	1,754,365	1,488,549	1,976,937		1,595,291
Total debt(5)	739,377	485,471	1,121,145		793,466
Stockholders’ equity(1)(2)(3)(4)(5)(6)(7)	810,717	703,690	605,361		527,513

(1)	We recorded $239,965,000 and $4,034,000 of special charges, which are included in general and administrative expenses, for the years ended December 31, 2002 and 2001, respectively. The special charges include compensation costs related to the change in control, severance costs, expenses incurred in connection with Ribapharm’s initial public offering, write-off of certain assets, environmental clean-up costs and costs incurred in our proxy contests in 2002 and 2001.

(2)	In the nine months ended September 30, 2004, we incurred an expense of $20,116,000 related to the manufacturing and rationalization plan. The manufacturing sites were tested for impairment in the second quarter of 2004, resulting in impairment of asset value on three of the sites. Accordingly, we wrote these sites down to their fair value and recorded impairment charges of $18,000,000 and severance charges of $2,116,000 for the nine months ended September 30, 2004.

(3)	In February 2004, we acquired from Amarin Corporation, plc its United States-based subsidiary, Amarin, and all of that subsidiary’s United States product rights for $40,000,000. In August 2003, we repurchased the 20% publicly held minority interest in Ribapharm for an aggregate total purchase price of

$207,658,000. In connection with these acquisitions, we expensed $11,770,000 and $117,609,000 in the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, associated with acquired in-process research and development on projects that, as of the respective acquisition date, had not yet reached technological feasibility and had no alternative future use.

(4)	In April 2002, we completed an underwritten public offering of 29,900,000 shares of common stock, par value of $0.01 per share, of Ribapharm, previously a wholly-owned subsidiary, representing 19.93% of the total outstanding common stock of Ribapharm. In connection with Ribapharm’s public offering, we recorded a gain on the sale of Ribapharm’s stock of $261,937,000, net of offering costs.

(5)	In May and July 2004, we repurchased $326,001,000 aggregate principal amount of our 6 1/2% Convertible Subordinated Notes due 2008. In connection with these repurchases, we recorded a loss on early extinguishment of debt of $19,892,000 for the nine months ended September 30, 2004.

In November 2003, we completed an offering of $240,000,000 aggregate principal amount of 3.0% Convertible Subordinated Notes due 2010 and $240,000,000 aggregate principal amount of 4.0% Convertible Subordinated Notes due 2013. We used proceeds from this offering to retire $139,589,000 aggregate principal amount of our 6 1/2% Convertible Subordinated Notes due 2008, resulting in a loss on early extinguishment of debt of $12,803,000. In December 2003, we issued $300,000,000 aggregate principal amount of 7.0% Senior Notes due 2011.

In April 2002, we used the proceeds of the Ribapharm offering to complete our tender offer and consent solicitation for all of our outstanding 8 3/4% Senior Notes due 2008. The repurchase of these notes resulted in a loss on extinguishment of debt of $43,268,000. In July and August 2002, we repurchased $59,410,000 principal amount of our 6 1/2% Convertible Subordinated Notes due 2008. In connection with these repurchases, we recorded a gain on early extinguishment of debt of $17,538,000. The net loss on extinguishment of debt was $25,730,000 for the year ended December 31, 2002.

In July 2001, we issued $525,000,000 aggregate principal amount of 6 1/2% Convertible Subordinated Notes due 2008. During 2001, we repurchased $117,559,000 aggregate principal amount of our outstanding 8 3/4% Senior Notes due 2008 and repurchased $190,645,000 aggregate principal amount of our 9 1/4% Senior Notes due 2005, resulting in a loss on early extinguishment of debt of $32,916,000.

(6)	During 2002, we made the decision to divest our Russian pharmaceuticals segment, biomedicals segment, raw materials business and manufacturing capability in Central Europe, photonics business and Circe unit. This decision required us to evaluate the carrying value of the divested businesses in accordance with the Statement of Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As a result of this analysis, we recorded impairment charges of $160,010,000 (net of an income tax benefit of $48,193,000) in the year ended December 31, 2002. The results of operations and the financial position of the divested businesses have been reflected as discontinued operations.

(7)	During 2002, we completed the transitional impairment test required by SFAS No. 142, Goodwill and Other Intangible Assets. As a result, we recorded an impairment loss of $25,332,000 offset by a benefit of $3,541,000 for the write-off of negative goodwill. The net amount of $21,791,000 has been recorded as a cumulative effect of change in accounting principle.

(8)	For further information on our gross profit margins reference is made to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q incorporated by reference herein.

SUMMARY FINANCIAL DATA OF XCEL PHARMACEUTICALS, INC.

      The following table sets forth Xcel’s selected historical and other financial data for the year ended December 31, 2003 and for the nine months ended September 30, 2004. The selected historical and other financial data for the year ended December 31, 2003 were derived from Xcel’s audited financial statements. The selected historical and other data for the nine months ended September 30, 2004 were derived from Xcel’s unaudited financial statements which, in the opinion of Xcel, include the adjustments (consisting of normal recurring accruals) necessary for a fair presentation of Xcel’s results of operations and financial position for such period. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004 or any other period. The information contained in this table should be read in conjunction with Xcel’s historical financial statements, including the notes thereto, incorporated by reference herein from Valeant’s Current Report on Form 8-K.

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2003	2004

	($ in thousands)
Statement of Operations Data
Net sales	$75,924	$45,928

Cost of sales	12,042	7,973
Selling, general and administrative expenses	26,556	21,358
Product development	2,267	4,403
Product rights amortization expense	10,601	9,092
Costs of abandoned initial public offering(1)	—	723
Product impairment charge(2)	9,300	—
Product acquisition charges(3)	1,804	7,377

Operating income (loss)	13,354	(4,998)
Other, net	93	—
Gain on debt retirement(4)	37,437	—
Interest income	163	59
Interest expense	(7,650)	(5,562)

Income (loss) before income taxes	43,397	(10,501)
Income tax expense (benefit)	16,910	(3,891)

Net income (loss)	$26,487	$(6,610)

Other Data
Depreciation and amortization	$11,730	$10,459
Capital expenditures	1,695	567
Gross profit margin	84%	83%
Cash flow provided by (used in):
Operating activities	$19,232	$(3,763)
Investing activities	(2,319)	(988)
Financing activities	(4,010)	(16,000)

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2003	2004

	($ in thousands)
Balance Sheet Data (at period end)
Cash and cash equivalents	$29,464	$8,713
Working capital	20,527	1,334
Total assets	211,374	186,939
Total debt(4)	62,000	46,000
Stockholders’ equity	121,532	115,167

(1)	Xcel recorded $723,000 of legal, accounting and other costs related to an abandoned initial public offering in the nine months ended September 30, 2004.

(2)	In the third quarter of 2003, generic substitutes for D.H.E. 45 were introduced into the United States market, which resulted in declining prescription trends. As a result, Xcel recorded an impairment charge during the third quarter of 2003 of $9,300,000 based on its estimate of discounted net future cash flows from D.H.E. 45.

(3)	In January 2004, Xcel acquired worldwide rights to retigabine. Under the terms of the agreement, Xcel paid $7,377,000 in cash, plus future additional royalty amounts. The agreement also provides for Xcel to pay up to $25,000,000 in additional milestone payments upon the achievement of specific development and regulatory milestones, $4,000,000 of which has been paid as of the date of this prospectus supplement.

In September 2003, Xcel acquired the exclusive commercial rights in the United States to MT 300 from Pozen, Inc., or Pozen. Under the terms of the agreement, Xcel paid $2,000,000 in cash, plus future additional royalty amounts, and incurred $116,000 of transactions costs. Xcel would also pay Pozen additional milestone payments of $8,000,000 due upon certain regulatory approvals and the achievement of a predetermined annual net sales threshold on MT 300. In October 2003, Pozen received a non-approvable letter from the FDA related to its NDA for MT 300. These charges were offset by a gain of $312,000 Xcel recorded in June 2003 for settlement of Elan Pharmaceuticals, Inc., or Elan, obligations. The net product acquisition charge was $1,804,000 for the year ended December 31, 2003.

(4)	In March 2003, Xcel retired $99,000,000 of product acquisition notes payable due to Elan in connection with its acquisition of Diastat and Mysoline and repaid the $10,000,000 outstanding balance on Xcel’s credit line note payable with Elan. As a result of these repurchases, Xcel recognized a gain on the retirement of the product acquisition notes payable of $37,437,000 for the year ended December 31, 2003. Concurrent with the repayment of its debt to Elan, Xcel entered into a $62,000,000 senior term loan agreement with a new lender.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma financial statements are presented to illustrate the effects of this offering and the Xcel acquisition on the historical financial position and operating results of Valeant and Xcel as of September 30, 2004 and for the year ended December 31, 2003 and nine months ended September 30, 2004. The pro forma statements are based on the historical financial statements of Valeant and Xcel after giving effect to this offering and the acquisition as a purchase of Xcel by Valeant using the purchase method of accounting and assumptions and adjustments described in the accompanying notes to the unaudited pro forma consolidated financial statements. The presentation of certain amounts in the Xcel historical financial statements have been classified to conform to the presentation in Valeant’s historical financial statements.

      The pro forma balance sheet assumes the acquisition of Xcel as of September 30, 2004. The pro forma statements of operations assume the acquisition of Xcel as of January 1, 2004 and 2003. The pro forma adjustments and allocation of purchase price are preliminary and are based in part on estimates of the fair value of the assets acquired and liabilities assumed. A formal valuation analysis by an outside appraisal firm will be utilized in determining the final purchase price allocation. Any final adjustments may change the allocations of purchase price which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma financial statements. In addition, the impact on ongoing integration activities, the time of the completion of the acquisition and other changes to Xcel’s net tangible and intangible assets prior to completion of the acquisition could cause material differences in the information presented.

      The unaudited pro forma financial statements should be read in conjunction with the historical financial statements of Valeant and the related notes thereto incorporated by reference herein and the historical financial statements of Xcel and the related notes thereto incorporated by reference herein from Valeant’s Current Report on Form 8-K. The pro forma information is based on preliminary estimates and assumptions set forth in the notes to such information. The pro forma information is preliminary and is being furnished solely for informational purposes and is not necessarily indicative of the consolidated results of operations or financial position that might have been achieved for the period or date indicated, nor is it necessarily indicative of results that may occur.

VALEANT PHARMACEUTICALS INTERNATIONAL

UNAUDITED PRO FORMA BALANCE SHEET

As of September 30, 2004
(In thousands)

			Pro Forma
	Valeant	Xcel	Adjustments		Pro Forma

Current Assets:
Cash and cash equivalents	$373,062	$8,713	$(285,300	)(2)	$260,499
			164,024	(3)
Marketable securities	98,848	—	—		98,848
Accounts receivable, net	145,327	8,265	—		153,592
Income taxes receivable	—	863	—		863
Inventories, net	102,075	4,330	—		106,405
Prepaid inventories	—	964	—		964
Prepaid expenses and other current assets	13,989	1,767	(500	)(1)	15,256
Deferred tax assets, net	—	3,477	(3,477	)(1)	—

Total current assets	733,301	28,379	(125,253)		636,427
Property, plant and equipment, net	217,583	2,194	—		219,777
Deferred tax assets, net	106,069	—	5,277	(1)	111,346
Intangible assets, net	463,507	153,595	(1,710	)(1)	615,392
Other assets	44,592	2,771	(2,771	)(1)	44,592

Total non-current assets	831,751	158,560	796		991,107
Assets of discontinued operations	30,239	—	—		30,239

	$1,595,291	$186,939	$(124,457)		$1,657,773

Current Liabilities:
Trade payables	$36,305	$3,274	—		$39,579
Accrued liabilities	109,961	15,771	(500	)(1)	125,232
Notes payable and current portion of long-term debt	774	8,000	(8,000	)(1)	774
Income taxes payable	17,359	—	—		17,359

Total current liabilities	164,399	27,045	(8,500)		182,944

Long-term debt, less current portion	792,692	38,000	(38,000	)(1)	792,692
Deferred income taxes and other liabilities	74,708	6,727	(6,814	)(1)	74,621

Total non-current liabilities	867,400	44,727	(44,814)		867,313
Liabilities of discontinued operations	35,979	—	—		35,979

Stockholders’ Equity:
Preferred stock	—	3	(3	)(4)	—
Common stock	841	1	(1	)(4)	913
			72	(3)
Additional capital	987,672	111,631	(111,631	)(4)	1,151,624
			163,952	(3)
Retained earnings (accumulated deficit)	(428,664)	3,532	(3,532	)(4)	(548,664)
			(120,000	)(1)
Accumulated other comprehensive loss	(32,336)	—	—		(32,336)

Total stockholders’ equity	527,513	115,167	(71,143)		571,537

	$1,595,291	$186,939	$(124,457)		$1,657,773

See Notes to Unaudited Pro Forma Financial Statements.

VALEANT PHARMACEUTICALS INTERNATIONAL

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

For the nine months ended September 30, 2004
($ in thousands, except per share data)

			Pro Forma
	Valeant	Xcel	Adjustments		Pro Forma

Revenues:
Product sales	$431,058	$45,928	—		$476,986
Royalties	63,444	—	—		63,444

Total revenues	494,502	45,928	—		540,430

Costs and expenses:
Cost of goods sold (excluding amortization)	141,914	7,973	—		149,887
Selling expenses	146,363	17,600	—		163,963
General and administrative expenses	73,686	3,758	—		77,444
Research and development costs	64,429	4,403	—		68,832
Product acquisition charge	—	7,377	—		7,377
Acquired in-process research and development	11,770	—			11,770
Restructuring charges	20,116	—	—		20,116
Costs of abandoned initial public offering	—	723	—		723
Amortization expense	41,514	9,092	741	(1)	51,347

Total costs and expenses	499,792	50,926	741		551,459

Loss from operations	(5,290)	(4,998)	(741)		(11,029)
Other income (loss), net, including translation and exchange	(2,193)	—	—		(2,193)
Loss on early extinguishment of debt	(19,892)	—	—		(19,892)
Interest income	8,539	59	(1,455	)(6)	7,143
Interest expense	(39,360)	(5,562)	5,562	(5)	(39,360)

Loss from continuing operations before income taxes and minority interest	(58,196)	(10,501)	3,366		(65,331)
Provision (benefit) for income taxes	(11,831)	(3,891)	1,245	(7)	(14,477)
Minority interest, net	8	—	—		8

Loss from continuing operations	$(46,373)	$(6,610)	$2,121		$(50,862)

Basic and diluted loss per share from continuing operations	$(0.55)				$(0.56)

Basic and diluted shares used in per share computation	83,795		7,200	(3)	90,995

See Notes to Unaudited Pro Forma Financial Statements.

VALEANT PHARMACEUTICALS INTERNATIONAL

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

For the year ended December 31, 2003
($ in thousands, except per share data)

			Pro Forma
	Valeant	Xcel	Adjustments		Pro Forma

Revenues:
Product sales	$518,471	$75,924	$—		$594,395
Royalties	167,482	—	—		167,482

Total revenues	685,953	75,924	—		761,877

Costs and expenses:
Cost of goods sold (excluding amortization)	184,669	12,042	—		196,711
Selling expenses	166,707	21,644	—		188,351
General and administrative expenses	111,532	4,912	—		116,444
Research and development costs	45,286	2,267	—		47,553
Product acquisition charge	—	1,804	—		1,804
Product impairment charge	—	9,300	—		9,300
Acquired in-process research and development	117,609	—			117,609
Amortization expense	38,577	10,601	2,509	(1)	51,687

Total costs and expenses	664,380	62,570	2,509		729,459

Income (loss) from operations	21,573	13,354	(2,509)		32,418
Other income (loss), net, including translation and exchange	4,727	93	—		4,820
Gain (loss) on early extinguishment of debt	(12,803)	37,437	—		24,634
Interest income	8,888	163	(1,940	)(6)	7,111
Interest expense	(36,145)	(7,650)	7,650	(5)	(36,145)

Income (loss) from continuing operations before income taxes and minority interest	(13,760)	43,397	3,201		32,838
Provision for income taxes	39,463	16,910	1,184	(7)	57,557
Minority interest, net	11,763	—	—		11,763

Income (loss) from continuing operations	$(64,986)	$26,487	$2,017		$(36,482)

Basic and diluted loss per share from continuing operations	$(0.78)				$(0.40)

Basic and diluted shares used in per share computation	83,602		7,200	(3)	90,802

See Notes to Unaudited Pro Forma Financial Statements.

VALEANT PHARMACEUTICALS INTERNATIONAL

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(1)	Under the purchase method of accounting, the total estimated consideration as shown in the table below is allocated to Xcel’s tangible and intangible assets and liabilities based on their estimated fair values as of the date of the completion of the acquisition. The preliminary estimated consideration is allocated as follows (in thousands):

Calculation of consideration:
Consideration paid for the Xcel acquisition	$280,000
Estimated acquisition expenses	5,300

Total consideration	$285,300

Consideration allocated to acquired net assets based on estimated fair value:
Xcel net book value of assets acquired — tangible assets	$8,138	(a)
In-process research and development	120,000	(b)
Product rights	131,100	(c)
Goodwill	20,785	(c)
Deferred income taxes	5,277	(d)

	$285,300

(a)	The consideration includes the retirement of Xcel’s debt and accrued interest. The pro forma adjustments eliminate the current portion of long-term debt of $8,000,000, long-term debt of $38,000,000, deferred debt offering costs of $1,674,000, prepaid debt fees of $500,000 and accrued interest of $500,000.

The pro forma adjustments include a reduction of other assets of $1,097,000, to adjust to estimated fair value.

(b)	We will allocate part of the purchase price to the estimated fair value of in-process research and development acquired in the merger. Because this expense is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in the unaudited pro forma statements of operations. However, this item will be recorded as an expense immediately following consummation of the merger.

(c)	We will record total intangible assets and goodwill of $151,885,000 and eliminate Xcel’s intangibles of $153,595,000 for a net pro forma decrease of $1,710,000.

The pro forma adjustments below reflect incremental amortization resulting from the fair value assigned to product rights in the acquisition with an estimated 10 year useful life. The adjustment also eliminates Xcel’s historical amortization (in thousands):

		Xcel
	Pro Forma	Historical	Pro Forma
	Amortization	Amortization	Adjustment

9 months ended September 30, 2004	$9,833	$9,092	$741
Fiscal year 2003	13,110	10,601	2,509

(d)	We expect to record a net deferred tax asset of $5,277,000 in the purchase accounting related to book tax differences. The pro forma adjustments reflect the elimination of Xcel’s current deferred tax asset of $3,477,000 and elimination of Xcel’s deferred tax liability of $6,814,000.

(2)	Represents $285,300,000 of cash that will be used to fund the acquisition of Xcel and related acquisition expenses.

VALEANT PHARMACEUTICALS INTERNATIONAL

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

(3)	Reflects the issuance of 7,200,000 shares of Valeant common stock in this offering at an offering price of $24 per share, less estimated offering costs of $8,776,000, for net proceeds of $164,024,000.

(4)	Reflects the elimination of Xcel’s historical equity accounts pursuant to the application of purchase accounting.

(5)	Reflects the elimination of interest expense on Xcel’s borrowings under their senior term loan.

(6)	Reflects the net change in interest income to give effect to: (a) the elimination of interest income on $285,300,000 cash consideration for the Xcel acquisition ($3,424,000 and $4,565,000 for the nine months ended September 30, 2004 and fiscal year 2003, respectively) and (b) interest income on the issuance of 7,200,000 shares of Valeant common stock for net proceeds of $164,024,000 ($1,969,000 and $2,625,000 for the nine months ended September 30, 2004 and fiscal year 2003, respectively). Interest income is calculated using an interest rate of 1.6%.

(7)	Tax effects of the pro forma adjustments, excluding the expense for in-process research and development, have been calculated based on the applicable statutory rate of 37%.

UNDERWRITING

      We have entered into an underwriting agreement, dated February 3, 2005, with Bear, Stearns & Co. Inc. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase 7,200,000 shares of common stock from us. The underwriter has the option to purchase up to an additional 1,080,000 shares from us at the public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement solely to cover any over allotments.

      The underwriter has advised us that, initially, the underwriter proposes to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus supplement. If all the shares are not sold at the public offering price, the underwriter may change the offering price and the other selling terms. The shares are offered by the underwriter as stated herein, subject to receipt and acceptance by the underwriter and subject to the underwriter’s right to reject any order in whole or in part.

      The underwriting agreement provides that the obligations of the underwriter are conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriter is committed to purchase all of the shares offered if any shares are purchased.

      The following table shows the public offering price, underwriting discounts and commissions, and proceeds to us from the sale of common stock.

	Per Share	Total

Public offering price	$24.00	$172,800,000
Underwriting discounts and commissions	$1.08	$7,776,000

Proceeds, before expenses, to us	$22.92	$165,024,000

      The expenses of this offering, other than the underwriting discount referred to above, are estimated at approximately $1.0 million and are payable entirely by us.

      We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

      We, our executive officers and our directors have agreed, subject to limited exceptions, that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of the underwriter, offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock. The underwriter in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      Our common stock trades on the New York Stock Exchange under the symbol “VRX.” On February 3, 2005, the last reported sale price of our common stock was $24.51 per share.

      In connection with this offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales or stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a syndicate short position. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the New York Stock Exchange or otherwise. If the underwriter commences any of these transactions, the underwriter may discontinue them at any time.

      The underwriter and certain of its affiliates have in the past provided, and may in the future provide, investment banking and other financial and banking services to us for which they have in the past received, and may in the future receive, customary fees.

LEGAL MATTERS

      Sheppard Mullin Richter & Hampton LLP, San Francisco, California, will pass on certain legal matters for us, including the validity of the common stock offered by this prospectus supplement. Greenberg Traurig, LLP, New York, New York, will pass on specified legal matters for the underwriter.

EXPERTS

      The consolidated financial statements of Valeant Pharmaceuticals International at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Xcel Pharmaceuticals, Inc. as of December 31, 2002 and 2003 and for the period January 24, 2001 (inception) through December 31, 2001 and the years ended December 31, 2002 and 2003, incorporated in this prospectus supplement by reference from the Current Report on Form 8-K of Valeant Pharmaceuticals International filed on February 2, 2005, have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their report which is incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      With respect to the unaudited financial information of Valeant Pharmaceuticals International for the nine month periods ended September 30, 2004 and 2003, incorporated by reference herein, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated November 9, 2004, incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

      Valeant is subject to the informational requirements of the Exchange Act and files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information filed electronically by us with the Commission are available at the Commission’s website at http://www.sec.gov.

      The Commission allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus. Information that we file later with the Commission will automatically update and supersede this information. Information that we furnish to the Commission are not incorporated by reference unless we so specifically provide.

      We incorporate by reference the documents listed below and all future documents filed with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offering to which this prospectus supplement and the accompanying prospectus relates:

•	Valeant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Valeant’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Valeant’s Current Reports on Form 8-K filed on July 22, 2004, August 5, 2004, August 12, 2004, October 6, 2004, January 6, 2005 and February 2, 2005;

•	Valeant’s Proxy Statement relating to our Annual Meeting of Stockholders held on May 25, 2004;

•	The description of the common stock in Valeant’s Registration Statement on Form 8-A filed with the Commission on October 24, 1994, as amended by Form 8-A/ A filed on October 25, 1994; and

•	The description of Valeant’s Rights Agreement in Valeant’s Registration Statement on Form 8-A/ A filed with the Commission on November 10, 1994, as amended by Form 8-A/ A filed on October 6, 2004.

      You may request a copy of these filings at no cost, by writing or telephoning us at:

Corporate Secretary

Valeant Pharmaceuticals International
3300 Hyland Avenue
Costa Mesa, CA 92626
(714) 545-0100

Prospectus

ICN Pharmaceuticals, Inc.

7,500,000 Shares of Common Stock

          This Prospectus relates to 5,000,000 shares (the “Shares”) of Common Stock, $.01 par value, including associated Preferred Stock Purchase Rights (the “Common Stock”), of ICN Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “ICN”), that may from time to time be sold by the Company.

      In February 1998, the Company announced a three for two stock split in the nature of a dividend payable on March 16, 1998. Unless otherwise indicated, references to the number of shares of Common Stock in this Prospectus give effect to the additional shares of Common Stock issuable pursuant to the stock split.

      The Common Stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “ICN.” On March 10, 1998, the closing sale price per share, as reported by the NYSE, was $64.69.

      The Shares may be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. See “Plan of Distribution.” Shares may also be issued to third parties in connection with business combination transactions. To the extent a Prospectus Supplement is required, if agents of the Company or any dealers or underwriters are involved in the sale of Shares in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Shares and the net proceeds to the Company from such sales also will be set forth in any such applicable Prospectus Supplement.

      An investment in the common stock offered hereby involves a high degree of risk. See “Risk Factors.”

      These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is March 19, 1998.

AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission” or “SEC”). Such reports, proxy statements and other information filed by the Company may be inspected and copies obtained (at prescribed rates) at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission’s Regional Offices in New York, at 7 World Trade Center, 13th Floor, New York, New York 10048, and in Chicago, at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained (at prescribed rates), by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also is available through the Commission’s Website (http://www.sec.gov). Such material also can be inspected at the NYSE, 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

      This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the “Registration Statement”) filed by the Company with the Commission under the Securities Act with respect to the Common Stock. This Prospectus does not contain all the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto, certain portions of which have been omitted as permitted by the Commission’s rules and regulations. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission as described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following reports and documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated into this Prospectus by reference as of their respective dates:

1. Annual Report on Form 10-K for the fiscal year ended December 31, 1996, dated March 31, 1997, as amended by Form 10-K/A, dated July 24, 1997.

2. Quarterly Report on Form 10-Q for the three months ended March 31, 1997, dated May 15, 1997.

3. Quarterly Report on Form 10-Q for the three months ended June 30, 1997, dated August 14, 1997.

4. Quarterly Report on Form 10-Q for the three months ended September 30, 1997, dated November 14, 1997.

5. Current Report on Form 8-K, dated December 18, 1997, as amended by Form 8-K/A, dated February 17, 1998.

6. The description of the Common Stock and associated Preferred Stock Purchase Rights contained in the Registration Statement on Form 8-A, dated November 10, 1994.

      All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant to this Prospectus (this “Offering”) shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such reports and documents. Any statement contained herein or in a report or document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed report or document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

      THE COMPANY WILL PROVIDE, WITHOUT CHARGE, TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, ON THE REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE REPORTS AND DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS THERETO, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH REPORTS OR DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO DAVID C. WATT, EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY, ICN PHARMACEUTICALS, INC., 3300 HYLAND AVENUE, COSTA MESA, CALIFORNIA 92626. TELEPHONE INQUIRIES MAY BE DIRECTED TO DAVID C. WATT AT (714) 545-0100.

THE COMPANY

      ICN is a multinational pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical, research and diagnostic products and provides radiation monitoring services. The Company pursues a strategy of international expansion which includes (i) the consolidation of the Company’s leadership position in Eastern Europe and Russia; (ii) the acquisition of high margin products that complement existing product lines and can be registered and introduced into additional markets to meet the specific needs of those markets; and (iii) the creation of a pipeline of new products through internal research and development, as well as strategic partnerships and licensing arrangements. References to ICN or the Company include the subsidiaries of ICN, unless the context requires otherwise.

      The Company distributes and sells a broad range of prescription and over-the-counter pharmaceutical and nutritional products in over 60 countries worldwide, primarily in North America, Latin America, Western Europe and Eastern Europe. These pharmaceutical products treat viral and bacterial infections, diseases of the skin, myasthenia gravis, cancer, cardiovascular disease, diabetes and psychiatric disorders. Among the Company’s products is the broad spectrum antiviral agent ribavirin, which is marketed in the United States, Canada and most of Europe under the trade name Virazole®. Virazole® is currently approved for commercial sale in over 40 countries for one or more of a variety of viral infections, including respiratory syncytial virus (“RSV”), herpes simplex, influenza, chicken pox, hepatitis and human immunodeficiency virus (HIV). In the United States, Virazole® is approved only for use in hospitalized infants and young children with severe lower respiratory infections due to RSV.

      The Company believes it has substantial opportunities to realize growth from its internally developed compounds. These compounds are the result of significant investments in its research and development activities related to nucleic acids conducted over three decades. On July 28, 1995, the Company entered into an Exchange License and Supply Agreement (the “Agreement”) and a Stock Purchase Agreement with a subsidiary of Schering-Plough Corporation (“Schering”) to license the Company’s proprietary drug, ribavirin, as a treatment for chronic hepatitis C in combination with Schering’s alpha interferon (the “Combination Therapy”). The Agreement provided the Company an initial non-refundable payment by Schering of $23,000,000, and future royalty payments to the Company for marketing of the drug, including certain minimum royalty rates. Schering will have exclusive marketing rights for ribavirin for hepatitis C worldwide, except that the Company will retain the right to co-market in the countries of the European Economic Community. In addition, Schering will purchase up to $42,000,000 in Common Stock upon the achievement of certain regulatory milestones. Under the Agreement, Schering is responsible for all clinical developments and regulatory activities worldwide. During 1996, clinical trials commenced with the enrollment of more than 2,000 patients. In December 1997, the Company was informed by Schering that Schering had filed a New Drug Application for the Combination Therapy with the U.S. Food and Drug Administration (the “FDA”). See “Risk Factors — No Assurance of Successful Development and Commercialization of Future Products.”

      The Company believes it is positioned to expand its presence in the pharmaceutical markets in Eastern and Central Europe. In 1991, the Company acquired a 75% interest in Galenika Pharmaceuticals (“Galenika”), a large drug manufacturer and distributor in Yugoslavia. Galenika was subsequently renamed ICN Yugoslavia. This acquisition added new products and significantly expanded the sales volume of the Company. With the investment in ICN Yugoslavia, the Company became one of the first Western pharmaceutical companies to establish a direct investment in Eastern Europe. ICN Yugoslavia continues to be a significant part of the Company’s operations although its sales and profitability have, at times, been substantially diminished owing principally to the imposition of sanctions on Yugoslavia by the United Nations. The United Nations Security Council adopted resolutions, however, that in December 1995, suspended and, in October 1996, lifted economic sanctions which had been imposed on the Federal Republic of Yugoslavia since May of 1992. The suspension and lifting of economic sanctions enabled ICN Yugoslavia to resume exporting certain of its product lines to Russia, other Eastern European Markets, Africa, the Middle East and the Far East. See “Risk Factors — Risk of Operation in Yugoslavia.”

      In 1995, the Company acquired a 75% interest in ICN Oktyabr, one of the largest pharmaceutical companies in the Russian Federation. The Company purchased an additional 15% interest in ICN Oktyabr, in 1996, raising its ownership to 90%. Also in 1996 and 1997, the Company acquired a 67% interest in Alkaloida Chemical Co. (“Alkaloida”), one of the largest pharmaceutical companies in terms of sales in Hungary and a major world producer of morphine and related compounds. In 1996 and 1997, the Company greatly expanded its Russian presence through the acquisition of four additional pharmaceutical companies: Leksredstva, located in Kursk; Polypharm, located in Chelyabinsk; Marbiopharm, located in Yoshkar-Ola; and AO Tomsky Chemical and Pharmaceutical Plant (“Tomsk”), located in Tomsk. The combined sales of these five companies establish the Company among the largest pharmaceutical companies in Russia today and a pioneer and leader in the privatization movement. In October 1997, the Company acquired an 80% interest in Polfa Rzeszow S.A., a pharmaceutical company located in Poland. In February 1998, the Company announced that it would invest $300,000,000 in Russia over the next five years, including $47,000,000 for the construction of a new pharmaceutical plant as part of its ongoing modernization of ICN Oktyabr. The Company is currently exploring acquisition opportunities in Russia and the Czech Republic. See “Risk Factors — Risk of Operations in Eastern Europe, Russia and China.”

      In August 1997, ICN Puerto Rico, Inc. (the “Subsidiary”) acquired the worldwide rights (except India) to seven products: Alloferin, Ancotil, Glutril, Limbitrol, Mestinon, Prostigmin and Protamin from F. Hoffmann-La Roche Ltd (“Roche”). The Subsidiary also obtained worldwide rights outside of the United States and India to Efudix and Librium. The Company received the product rights in exchange for $90,000,000 payable in a combination of 1,600,000 shares of the Company’s Common Stock valued at $40,000,000 and 2,000 shares of a new issue of the Company’s convertible preferred stock valued at $50,000,000. Each share of the Company’s convertible preferred stock is convertible into 1,000 shares of Common Stock at a conversion price equivalent to $25 per share. The Company guaranteed Roche a price initially at $25.75 per share of Common Stock, increasing at a rate of 6% per annum for three years, with the Company being entitled to any proceeds realized by Roche from the sale of these shares during the guarantee period in excess of the guaranteed price. The preceding share and per share amounts do not give effect to the three for two stock split in the nature of a dividend payable on March 16, 1998. Also in August 1997, the Subsidiary purchased for $55,000,000 in cash and the assumption of certain debt, Roche’s Humacao, Puerto Rico manufacturing plant (the “Humacao, Puerto Rico Plant”), which meets current U.S. Food and Drug Administration Good Manufacturing Practices for various products, including: Aleve, Naprosyn, EC Naprosyn, Anaprox and Cytovene. Simultaneously, Roche leased the Humacao, Puerto Rico Plant from the Company for two years at $8,000,000 per annum. On December 5, 1997, the Company acquired the worldwide rights to Levo-Dromoran and Tensilon from subsidiaries of Roche, and pursuant to an option granted by Roche to the Company in connection with the August 1997 transaction, the Company obtained the U.S. rights to Efudix and Librium for a total aggregate purchase price of approximately $89,000,000 (the purchase price for which was paid utilizing the price appreciation in the Common Stock issued to Roche in August 1997).

      On February 24, 1998, the Company acquired from SmithKline Beecham plc (“SKB”) the Asian, Australian and African rights to 39 prescription and over-the-counter pharmaceutical products, including Actal, Breacol, Coracten, Eskornade, Fefol, Gyno-Pevaryl, Maxolan, Nyal, Pevaryl, Ulcerin and Vylcim. The Company received the product rights in exchange for $45,500,000 payable in a combination of $22,500,000 in cash and preferred stock convertible into approximately 410,000 shares of Common Stock (the “SKB Shares”) based on a price of $56.05 per share. Except under certain circumstances, SKB has agreed not to sell the SKB Shares until November 4, 1999. The Company has agreed to pay SKB an additional amount in cash (or, under certain circumstances, shares of Common Stock) to the extent proceeds received by SKB from the sale of the SKB Shares during a specified period from and after November 4, 1999 and the then market value of the unsold SKB Shares do not provide SKB with an average value of $69.00 per share (including any dividend paid on the SKB Shares). Alternatively, SKB is required to pay the Company an amount, in cash or shares of Common Stock, to the extent that such proceeds and market value provide SKB with an average per share value in excess of $69.00 per share (including any dividend paid on the SKB Shares). The preceding share and per share amounts do not give effect to the three for two stock split in the nature of a dividend payable on March 16, 1998.

      In addition to its pharmaceutical operations, the Company also develops, manufacturers and sells, through its wholly owned subsidiary, ICN Biomedicals, Inc., a broad range of research and diagnostic products and radiation monitoring services. The Company markets these products internationally to major scientific, academic, health care and governmental institutions through catalog and direct mail marketing programs.

      The principal executive offices of the Company are located at 3300 Hyland Avenue, Costa Mesa, California 92626. The telephone number at such address is (714) 545-0100.

RISK FACTORS

      An investment in the Common Stock involves a high degree of risk and may not be appropriate for investors who cannot afford to lose their entire investment. Prospective purchasers of the Common Stock should be fully aware of the risk factors set forth herein. This Prospectus contains or incorporates statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus and in the documents incorporated by reference and may include statements regarding, among other matters, the Company’s growth opportunities, the Company’s acquisition strategy, regulatory matters pertaining to governmental approval of the marketing or manufacturing of certain of the Company’s products and other factors affecting the Company’s financial condition or results of operations. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking known and unknown statements. Such factors include the various risk factors described below.

DEPENDENCE ON FOREIGN OPERATIONS

      Approximately 75% and 80% of the Company’s net sales for 1995 and 1996, respectively, and approximately 78% and 80% of the Company’s net sales for the nine months ended September 30, 1996 and 1997, respectively, were generated from operations outside the United States. The Company operates directly and through distributors in North America, Latin America (principally Mexico), Western Europe and Eastern Europe and through distributors elsewhere in the world. Foreign operations are subject to certain risks inherent in conducting business abroad, including possible nationalization or expropriation, price and exchange controls, limitations on foreign participation in local enterprises, health-care regulation and other restrictive governmental actions. Changes in the relative values of currencies take place from time to time and may materially affect the Company’s results of operations. Their effects on the Company’s future operations are not predictable. The Company does not currently have a hedging program to protect against foreign currency exposure and, in certain of the countries in which the Company operates, no effective hedging program is available.

RISK OF OPERATIONS IN YUGOSLAVIA

      ICN Yugoslavia represents a material part of the Company’s business. Approximately 46% and 44% of the Company’s net sales for 1995 and 1996, respectively, were from ICN Yugoslavia. In addition, approximately 50% and 62% of the Company’s operating income for 1995 and 1996, respectively, and approximately 45% and 32% of the Company’s net sales for the nine months ended September 30, 1996 and 1997, respectively, were from ICN Yugoslavia. ICN Yugoslavia, a 75% owned subsidiary, operates in a business environment that is subject to significant economic volatility and political instability. The economic conditions in Yugoslavia include continuing liquidity problems, unemployment, a weakened banking system and a high trade deficit. Between May 1992 and December 1995, ICN Yugoslavia operated under United Nations’ sanctions that severely limited the ability to import raw materials and prohibited all exports. While the sanctions have been suspended, certain risks, such as hyperinflation, currency devaluations, wage and price controls and potential government action could continue to have material adverse impact on the Company’s financial position and results of operations.

      During 1992 and 1993, the rate of inflation in Yugoslavia was over one billion percent per year. Inflation was dramatically reduced in January 1994 when the government enacted a stabilization program designed to strengthen its currency. This program reduced the annualized inflation rate to five percent by the end of 1994, increased the availability of hard currency, stabilized the exchange rate of the dinar and improved the overall economy. In 1995, the effectiveness of the stabilization program began to wane, resulting in a decline in the availability of hard currency and an acceleration of inflation to an annual rate of 90% by year end. In November 1995, the dinar was devalued from a rate of 1.4 dinars per U.S.$1 to a rate of 4.7 dinars per U.S.$1.

      During 1996, inflation increased further to an annual rate of 95% and the availability of hard and local currency continued to decline. The lifting of sanctions by the United Nations eventually provided opportunities to export outside of Yugoslavia. A policy of strict monetary control in Yugoslavia has kept inflation at a current annual level of approximately 40%. However, Yugoslavia has not fully recovered the international status it held before sanctions were imposed and management believes that economic reform and privatization is necessary before the economy will improve dramatically. The Yugoslavian government is still negotiating to regain membership in the International Monetary Fund and World Bank. Management believes that the 1997 Presidential and parliamentary elections may result in political change that would lead to economic reform, although such elections also have the potential to create additional political instability and currency devaluations.

      In an effort by the National Bank of Yugoslavia to control inflation through tight monetary controls, Yugoslavia is now experiencing severe liquidity problems. This has resulted in longer collection periods on ICN Yugoslavia’s receivables. Most of ICN Yugoslavia’s customers are slow to pay due to delays of health care payments by the government. This has also resulted in ICN Yugoslavia being unable to make timely payments on its payables. ICN Yugoslavia is attempting to reduce its receivables and improve its cash flow by restricting future sales; however, these actions may result in sales and earnings in 1997 that are lower than such amounts in 1996. See “Recent Developments.”

      ICN Yugoslavia began 1997 with a net monetary asset exposure of $134,000,000 which was subject to foreign exchange loss if a devaluation of the dinar was to occur. During the first nine months of 1997, the Company reduced its monetary exposure by converting dinar-denominated accounts receivable into notes receivable payable in dinars, but fixed in dollar amounts. The first conversion was made early in the first quarter of 1997 with $50,000,000 of accounts receivable converted into a one year note with interest at LIBOR plus one percent. A second conversion was arranged at the end of the first quarter of 1997 through an agreement with the Yugoslavian government to purchase $50,000,000 of drugs. The sales under this agreement were converted into a note receivable bearing interest at LIBOR plus one percent on the outstanding balance and has special payment guarantees with the payment fixed in dollar amounts. The second agreement also allows the Company to offset payroll tax obligations against outstanding accounts receivable balances. Subsequent to these two agreements, the Company negotiated an arrangement with the government of Yugoslavia under which ICN Yugoslavia would commit to continue to provide products, in dollar denominated sales, in an amount up to $50,000,000 per calendar quarter for one year, and the government would pay a minimum of $9,500,000 per month towards outstanding receivables. However, at no point in time can the amount due to ICN Yugoslavia from the government exceed $200,000,000, including both accounts and notes receivable. Receivables that arise from this agreement are interest bearing with interest at the LIBOR rate plus one percent. As of September 30, 1997, ICN Yugoslavia had a net monetary asset position of $48,000,000 which would be subject to foreign exchange loss if a devaluation of the dinar was to occur.

      The Company was able to reduce its overall accounts receivable balance from the beginning of the year through collections and the conversion of $130,000,000 of accounts receivable into notes receivable as discussed above. As of September 30, 1997, the accounts receivable balance was $74,471,000. The willingness of the Yugoslavian government to provide the Company protection against devaluation on its receivables in exchange for longer payment terms is a reflection of the strict adherence to government policy on controlling inflation by limiting the amount of hard currency in circulation. This policy was initially established with the start of the stabilization program in 1994.

      With 80% of ICN Yugoslavia sales arising from government or government-sponsored entities, ICN Yugoslavia is financially dependent on the Yugoslavian government. Additionally, ICN Yugoslavia is also subject to credit risk in that 60% of its December 31, 1996, domestic accounts receivables and 31% of its year-to-date sales are with three major customers.

      ICN Yugoslavia is subject to price controls in Yugoslavia. The size and frequency of government-approved price increases are influenced by local inflation, devaluations, cost of imported raw materials and demand for ICN Yugoslavia products. During 1995, 1996 and the first nine months of 1997, ICN Yugoslavia received fewer price increases than in the past due to lower relative levels of inflation. As inflation increases, the size and frequency of price increases are expected to increase. Price increases obtained by ICN Yugoslavia are based on economic events preceding such an increase and not on expectations of ongoing inflation. A lag in approved price increases could reduce the gross margins that ICN Yugoslavia receives on its products. Although the Company expects that ICN Yugoslavia will limit sales of products that have poor margins until an acceptable price increase is received, the impact of an inability to obtain adequate price increases in the future could have an adverse impact on the Company as a result of declining gross profit margins or declining sales in an effort to maintain existing gross margin levels.

RISK OF OPERATIONS IN RUSSIA, EASTERN EUROPE AND CHINA

      The Company has invested a total of approximately $28,404,000 for majority interests in five pharmaceutical companies located in Russia. In addition, the Company is planning to invest $300,000,000 in Russia over the next five years, including $47,000,000 for the construction of a new pharmaceutical plant in connection with its modernization of ICN Oktyabr. The Company also has invested approximately $23,600,000 in its 67% interest in ICN Hungary. In October 1997, the Company invested approximately $33,700,000, and 31,700 shares of Common Stock valued at $1,709,000 to be issued to certain employees (see “Selling Stockholders”), in an 80% interest in Rzeszow, a pharmaceutical company located in Poland, and has committed to invest an additional $20,000,000 in 1998 and 1999, which will give the Company a 90% interest in Rzeszow. In September 1996, the Company committed to invest an aggregate of $24,000,000 in a joint venture with Jiangsu Provincial Wuxi Pharmaceutical Corporation (“Wuxi”), a Chinese state-owned pharmaceutical corporation. Although the Company believes that investment in Russia, Eastern Europe, China and other emerging markets offers access to growing world markets, the economic and political conditions in such countries are uncertain. See “— Dependence on Foreign Operations.”

NO ASSURANCE OF SUCCESSFUL DEVELOPMENT AND COMMERCIALIZATION

OF FUTURE PRODUCTS

      The Company’s future growth will depend, in large part, upon its ability to develop or obtain and commercialize new products and new formulations of or indications for current products. The Company is engaged in an active research and development program involving compounds owned by the Company or licensed from others which the Company may, in the future, desire to develop commercially. There can be no assurance that the Company will be able to develop or acquire new products, obtain regulatory approvals to use such products for proposed or new clinical indications in a timely manner, manufacture its potential products in commercial volumes or gain market acceptance for such products. In addition, the Company may require financing over the next several years to fund costs of development and acquisitions of new products and, if Virazole® is approved for treatment of chronic hepatitis C in Combination Therapy (for which there can be no assurance), to expand the production and marketing of Virazole® in the countries of the European Union, where the Company has retained co-marketing rights under the License Agreement. It may be desirable or necessary for the Company to enter into licensing arrangements with other pharmaceutical companies in order to market effectively any new products or new indications for existing products such as the License Agreement with Schering for the marketing of Virazole® for Combination Therapy (if approved). There can be no assurance that the Company will be successful in raising such additional capital or entering into such marketing arrangements, if required, or that such capital will be raised, or such marketing arrangements will be, on terms favorable to the Company.

LIMITED PATENT PROTECTION

      The Company may be dependent on the protection afforded by its patents relating to Virazole® and no assurance can be given as to the breadth or degree of protection which these patents will afford the Company. The Company has patent rights in the United States expiring in 1999 relating to the use of Virazole® to treat specified human viral diseases. If future development of Virazole® in Combination Therapy is successful and approval is granted in the United States, an additional award of exclusivity will be granted of up to three years from the date of approval (Waxman-Hatch Act); however, there can be no assurance that such development will be successful or that such approval will be obtained. While the Company has patents in certain foreign countries covering the use of Virazole® in the treatment of certain diseases, which coverage and expiration varies and which patents expire at various times through 2006, the Company has no, or limited, patent rights with respect to Virazole® and/or its use in certain foreign countries where Virazole® is currently, or in the future may be, approved for commercial sale, including France, Germany and Great Britain. However, the Company and Schering intend to file applications for approval of Combination Therapy through a centralized procedure in the European Union (which includes France, Germany and Great Britain). If such approval is granted, the Company and Schering would be afforded either six or ten years (depending upon the particular country) of protection for the Combination Therapy against competition. There can be no assurance that the loss of the Company’s patent rights with respect to Virazole® upon expiration of the Company’s patent rights in the United States, Europe and elsewhere will not result in competition from other drug manufacturers or will not otherwise have a significant adverse effect upon the business and operations of the Company.

      As a general policy, the Company expects to seek patents, where available, on inventions concerning novel drugs, techniques, processes or other products which it may develop or acquire in the future. However, there can be no assurance that any patents applied for will be granted, or that, if granted, they will have commercial value or as to the breadth or the degree of protection which these patents, if issued, will afford the Company. The Company intends to rely substantially on its unpatented proprietary know-how, but there can be no assurance that others will not develop substantially equivalent proprietary information or otherwise obtain access to the Company’s know-how. Patents for pharmaceutical compounds are not available in certain countries in which the Company markets its products.

      Marketing approvals in certain foreign countries provide an additional level of protection for products approved for sale in such countries.

UNCERTAIN IMPACT OF ACQUISITION PLANS

      The Company intends aggressively to continue its strategy of targeted expansion through the acquisition of compatible businesses and product lines and the formation of strategic alliances, joint ventures and other business combinations. Should the Company complete any material acquisition, the Company’s success or failure in integrating the operations of the acquired company may have a material impact on the future growth or success of the Company. Since some or all of these potential acquisitions may be affected with the issuance of Common Stock by the Company to the sellers of the businesses being acquired or financed with the issuance of Common Stock or securities convertible into Common Stock, the interest of existing stockholders in the Company may be diluted (which dilution may be material depending on the size and the number of acquisitions consummated). Subject to sufficient authorized and unissued shares of Common Stock being available, no stockholder approval of any acquisition transaction would be required unless the number of shares of Common Stock issued by the Company in connection with the transaction (or series of related transactions) were to exceed 20% of the then outstanding shares of Common Stock.

POTENTIAL LITIGATION EXPOSURE

      Pursuant to an Order Directing Private Investigation and Designating Officers to Take Testimony, entitled In the Matter of ICN Pharmaceuticals, Inc., (P-177) (the “Order”), a private investigation is being conducted by the SEC with respect to certain matters pertaining to the status and disposition of the Hepatitis C NDA. As set forth in the Order, the investigation concerns whether, during the period from June 1994 through February 1995, the Company, persons or entities associated with it and others, in the offer and sale or in connection with the purchase and sale of ICN securities, engaged in possible violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, by having possibly: (i) made false or misleading statements or omitted material facts with respect to the status and disposition of the Hepatitis C NDA; (ii) purchased or sold Common Stock while in possession of material, non-public information concerning the status and disposition of the Hepatitis C NDA; or (iii) conveyed material, non-

public information concerning the status and disposition of the Hepatitis C NDA, to other persons who may have purchased or sold Common Stock. The Company has cooperated with the Commission in its investigation. On January 13, 1998, ICN received a letter from the SEC’s Philadelphia District Office (the “District Office”) stating the District Office’s intention to recommend to the Commission that it authorize the institution of a civil action against the Company and Milan Panic, Chairman and Chief Executive Officer of the Company. As set forth in the letter, the District Office seeks the authority to commence a civil action to enjoin the Company from future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and to impose a civil penalty of up to $500,000 on ICN. In regard to Mr. Panic, the District Office seeks the authority to begin a civil action (i) to enjoin Mr. Panic from future violations of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder; (ii) for disgorgement of approximately $390,000; (iii) for prejudgment interest; (iv) for a civil penalty pursuant to Section 21A of the Exchange Act that cannot exceed three times any amount disgorged and (v) for an officer and director bar pursuant to Section 21 of the Exchange Act. On January 30, 1998, the Company filed submissions with the Commission urging that it reject the District Office’s request.

      The Company has received Subpoenas (the “Subpoenas”) from a Grand Jury in the United States District Court, Central District of California requesting the production of documents covering a broad range of matters over various time periods. In March 1998, the Company was advised that the office of the United States Attorney for the Central District of California is considering the Company, Mr. Panic and a former officer of the Company targets of the investigation. The Company was also advised that certain current and former officers of the Company are considered subjects of the investigation. The Company has and continues to cooperate in the Grand Jury Investigation. A number of current and former employees of the Company have been interviewed by the government in connection with the investigation.

      The ultimate outcome of the SEC and Grand Jury investigations cannot be predicted and any unfavorable outcome could have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

      The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of its management, including Milan Panic, its Chairman and Chief Executive Officer. The loss of the services of its management could have a material adverse effect on the Company. The Company cannot predict what effect, if any, the Commission’s investigation of the Company, as described under “Potential Litigation Exposure,” the Subpoena and the possibility of a civil action against the Company and/or Mr. Panic, as described under “Potential Litigation Exposure,” may have on Mr. Panic’s ability to continue to devote services on a full time basis to the Company. See “— Potential Litigation Exposure”. In addition, Mr. Panic, who served as Prime Minister of Yugoslavia from July 1992 to March 1993, remains active in Yugoslavian politics and may again serve in a governmental office in the future.

POTENTIAL PRODUCT LIABILITY EXPOSURE AND LACK OF INSURANCE

      The Company could be exposed to possible claims for personal injury resulting from allegedly defective products. Even if a drug were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may result from the Company’s products. The Company generally self-insures against potential product liability exposure with respect to its marketed products, including Virazole®. While to date no material adverse claim for personal injury resulting from allegedly defective products, including Virazole®, has been successfully maintained against the Company or any of its predecessors, a substantial claim, if successful, could have a material adverse effect on the Company.

GOVERNMENT REGULATION

      FDA approval must be obtained in the United States and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products for use by humans in such respective jurisdictions. Obtaining FDA approval for new products and manufacturing processes can take a number of years and involves the expenditure of substantial resources. Numerous requirements must be satisfied, including preliminary testing programs on animals and subsequent clinical testing programs on humans, to establish product safety and efficacy. No assurance can be given that authorization of the commercial sale of any new drugs or compounds by the Company for any application or of existing drugs or compounds for new applications will be secured in the United States or any other country, or that, if such authorization is secured, those drugs or compounds will be commercially successful.

      The FDA in the United States and other regulatory agencies in other countries also periodically inspect manufacturing facilities. Failure to comply with applicable regulatory requirements can result in, among other things, sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent or delay the Company from obtaining future regulatory approvals.

      The Company is subject to price control restrictions on its pharmaceutical products in the majority of countries in which it operates. To date, the Company has been affected by pricing adjustments in Spain and by the lag in allowed price increases in Yugoslavia and Mexico, which have created lower sales in U.S. dollars and reductions in gross profit. Future sales and gross profit could be materially affected if the Company is unable to obtain price increases commensurate with the levels of inflation.

COMPETITION

      The Company operates in a highly competitive environment. The Company’s competitors, many of whom have substantially greater capital resources and marketing capabilities and larger research and development staffs and facilities than the Company, are actively engaged in marketing products similar to those of the Company and in developing new products similar to those proposed to be developed and sold by the Company. Others may succeed in developing products that are more effective than those marketed or proposed for development by the Company. Progress by other researchers in areas similar to those being explored by the Company may result in further competitive challenges. In early 1996, MedImmune, Inc. began marketing in the United States RespiGam®, a prophylactic drug for the treatment of RSV. The Company is aware of several other ongoing research and development programs which are attempting to develop new prophylactic and therapeutic products for treatment of RSV. Although the Company will follow publicly disclosed developments in this field, on the basis of currently available data, it is unable to evaluate whether RespiGam® or the other technology being developed in these programs poses a threat to the Company’s current market position in the treatment of RSV or its revenue streams. In addition, a number of companies and researchers are engaged in developmental efforts for the treatment of Hepatitis C, including through the use of protease inhibitors. The Company may also face increased competition from manufacturers of generic pharmaceutical products when certain of the patents covering certain of its currently marketed products expire.

INDEBTEDNESS AND OTHER OBLIGATIONS OF THE COMPANY

      As of September 30, 1997, after giving effect to the redemption of certain indebtedness of the Company in November 1997 (see “Recent Developments”) and repayment of indebtedness related to the Company’s acquisition of a plant in Puerto Rico, the Company had outstanding long-term debt of $342,000,000. The indenture for certain of the Company’s debt contains, and other debt instruments of the Company may in the future contain, a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with subsidiaries and affiliates, and otherwise restrict certain corporate activities. The Company’s strategy contemplates continued strategic acquisitions, and a portion of the cost of such acquisitions may be financed through additional indebtedness. There can be no assurance that financing will continue to be available on terms acceptable to the Company or at all. In the absence of such financing, the Company’s ability to respond to changing business and economic conditions, to fund scheduled investments and capital expenditures, to make future acquisitions or developments and to absorb adverse operating results may be adversely affected.

RECENT DEVELOPMENTS

      On March 5, 1998, the Company announced that, for the twelve months ended December 31, 1997, sales increased to $752,000,000 from $614,000,000 in 1996, net income increased to $114,000,000 from $87,000,000 in 1996, basic earnings per share increased to $1.93 from $1.75 in 1996, and diluted earnings per share increased to $1.69 from $1.51 in 1996. The Company further announced that, for the three months ended December 31, 1997, sales increased to $256,000,000 from $174,000,000 for the same period in 1996, net income increased to $36,000,000 from $29,000,000 for the same period in 1996, basic earnings per share increased to 55 cents from 54 cents for the same period in 1996, and diluted earnings per share increased to 49 cents from 46 cents for the same period in 1996. The Company previously disclosed that it would limit sales to the Yugoslavian government. As a result, in Yugoslavia, sales went from $267,000,000 in 1996 to $225,000,000 in 1997, a decline of 16%.

      On February 24, 1998, the Company acquired from SmithKline Beecham plc (“SKB”) the Asian, Australian and African rights to 39 prescription and over-the-counter pharmaceutical products, including Actal, Breacol, Coracten, Eskornade, Fefol, Gyno-Pevaryl, Maxolan, Nyal, Pevaryl, Ulcerin and Vylcim. The Company received the product rights in exchange for $45,500,000 payable in a combination of $22,500,000 in cash and preferred stock convertible into approximately 410,000 shares of Common Stock (the “SKB Shares”) based on a price of $56.05 per share. Except under certain circumstances, SKB has agreed not to sell the SKB Shares until November 4, 1999. The Company has agreed to pay SKB an additional amount in cash (or, under certain circumstances, shares of Common Stock) to the extent proceeds received by SKB from the sale of the SKB Shares during a specified period from and after November 4, 1999 and the then market value of the unsold SKB Shares do not provide SKB with an average value of $69.00 per share (including any dividend paid on the SKB Shares). Alternatively, SKB is required to pay the Company an amount, in cash or shares of Common Stock, to the extent that such proceeds and market value provide SKB with an average per share value in excess of $69.00 per share (including any dividend paid on the SKB Shares). The preceding share and per share amounts do not give effect to the three for two stock split in the nature of a dividend payable on March 16, 1998.

      On February 24, 1998, the United States District Court for the Central District of California gave final approval to the settlement of a consolidated class action lawsuit alleging that the Company and certain officers of the Company had made misrepresentations of material facts and omitted to state material facts in 1994 and 1995 concerning the Company’s NDA for the use of Virazole® for monotherapy treatment of chronic hepatitis C (the “Hepatitis C NDA”), in violation of the federal securities laws. Pursuant to the settlement, the Company has paid the class $15,000,000. At the hearing related to the settlement, no objections were made to the settlement. The time for any appeal from the approval will expire on or about March 26, 1998.

      On February 18, 1998, the Company declared a three for two split of the Common Stock in the nature of a dividend payable on March 16, 1998. The record date of the stock split was February 17, 1998.

      In February 1998, the Company committed to investing $300,000,000 in Russia over the next five years, $47,000,000 of which will be used for the construction of a new pharmaceutical plant in connection with its modernization of ICN Oktyabr. The new factory, the construction of which is expected to be completed in 2000, will comply with Good Manufacturing Practice (GMP) Standards. See “The Company.”

      On December 5, 1997, the Company acquired the U.S. rights to Efudix and Librium from Roche and the worldwide rights to Levo-Dromoran and Tensilon from subsidiaries of Roche for a total aggregate purchase price of approximately $89,000,000 (the purchase price for which was paid utilizing the price appreciation in the Common Stock issued to Roche in August 1997). In August 1997, the Company had acquired worldwide rights to seven Roche products, rights outside of the United States to Efudix and Librium and an option to obtain the U.S. rights to these two products. See “The Company.”

      On November 16, 1997, the Company completed its redemption of its 8 1/2% Convertible Subordinated Notes due 1999 (the “8 1/2% Notes”) at 102.125% of the principal amount plus accrued interest. In addition, on November 7, 1997, the Company completed its redemption of the 5 5/8% Xr Capital Holding Exchangeable Certificates due 2001 (the “5 5/8% Certificates”), issued by a trust (the “Trust”) established by the Company in 1986, at 100% of the principal amount plus accrued interest. In connection with the redemption of the 8 1/2% Notes, $114,800,000 in principal amount were converted into 5,200,000 shares of Common Stock, and the balance of $61,000 in principal amount was redeemed for cash at 102.125% of the principal amount. In connection with the redemption of the 5 5/8% Certificates, Swiss Francs 59,000,000 in principal amount were exchangeable into 1,300,000 shares of Common Stock, and the balance of Swiss Francs 180,000 in principal amount was redeemed for cash at 100% of the principal amount plus accrued interest. As part of the redemption and the termination of the Trust, Swiss Francs 36,000,000 of collateral was released and became available to the Company for general corporate purposes. The preceding share and per share amounts do not give effect to the three for two stock split in the nature of a dividend payable on March 16, 1998.

USE OF PROCEEDS

      The net proceeds to be received from the sale of the Shares offered hereby will be used for general corporate purposes, including possible acquisitions of the capital stock or assets of other companies, retirement of short-term or long-term indebtedness, or for such other uses as may be set forth in a Prospectus Supplement. To the extent Shares are issued to third parties in connection with business combination transactions, the Company would not receive cash proceeds but would receive assets or stock of third parties in exchange for such Shares.

PLAN OF DISTRIBUTION

      The Company may sell Shares to or through underwriters or dealers, directly to other purchasers, or through agents. Shares may also be issued to third parties in connection with business combination transactions. To the extent a Prospectus Supplement is required, the Prospectus Supplement with respect to the Shares will set forth the terms of the offering of the Shares, including the name or names of any underwriters, dealers or agents, the price of the offered Shares and the net proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts or other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Shares may be listed.

      If underwriters are used in the sale, the Shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public price or at varying prices determined at the time of sale. The underwriters or underwriters with respect to a particular underwritten offering of Shares will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriters or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters or agents to purchase the Shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Shares if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      If a dealer is utilized in the sale of any Shares in respect of which this Prospectus is delivered, the Company will sell such Shares to the dealer, as principal. The dealer may then resell such Shares to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in any required Prospectus Supplement relating thereto.

      Shares may be sold directly by the Company to one or more institutional purchasers, or through agents designated by the Company from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at time of sale. To the extent a Prospectus Supplement is required, any agent involved in the offer or sale of the Shares will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto.

      In connection with the sale of the Shares, underwriters or agents may receive compensation from the Company or from purchasers of Shares for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of the Shares may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Shares by them may be deemed to be underwriting discounts or commissions under the Securities Act.

      If so indicated in any required Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Shares from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in any required Prospectus Supplement, and such Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

      Any underwriters to whom Shares are sold by the Company for public offering and sale may make a market in such Shares, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Shares.

      Agents, dealers, and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Underwriters, dealers, or agents and their associates may be customers of, engage in transactions with and perform services for, the Company in the ordinary course of business.

LEGAL MATTERS

      The legality of the Common Stock offered hereby will be passed upon for the Company by David C. Watt, Executive Vice President, General Counsel and Corporate Secretary of the Company. As of March 10, 1998, Mr. Watt beneficially owned 149,509 shares of Common Stock, including 146,517 shares which he has the right to acquire upon the exercise of currently exercisable stock options.

INDEPENDENT PUBLIC ACCOUNTANTS

      The consolidated balance sheets as of December 31, 1996 and 1995, and the consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus, have been included herein in reliance on the report, which includes an emphasis of matter paragraph related to the Company’s net monetary assets at ICN Yugoslavia which would be subject to foreign exchange loss if a devaluation of the dinar was to occur, of Coopers & Lybrand L.L.P., independent public accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended September 30, 1997 and 1996, incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company’s quarterly report on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

      Any financial statements and schedules hereafter incorporated by reference in the Registration Statement of which this Prospectus is a part, that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

      NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THIS OFFERING, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

7,200,000 shares

Common Stock

Prospectus Supplement

February 3, 2005

Bear, Stearns & Co. Inc.